Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Penwest Pharmaceuticals Co.

at

$5.00 Net Per Share in Cash

by

West Acquisition Corp.

an indirect wholly-owned subsidiary of

Endo Pharmaceuticals Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, SEPTEMBER 17, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

West Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including shares of common stock issuable upon the conditional exercise of options to purchase shares of common stock and warrants to acquire shares of common stock, each option and warrant having an exercise price of less than $5.00 per share, collectively, the “Shares”), of Penwest Pharmaceuticals Co., a Washington corporation (“Penwest”), at a price of $5.00 per Share, net to the seller in cash, without interest (such consideration or any other consideration paid pursuant to the Offer, the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 9, 2010 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Penwest, Endo Pharmaceuticals Holdings Inc., a Delaware corporation and our indirect parent (“Endo”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Penwest, and Penwest will be the surviving corporation (the “Merger”) and an indirect wholly owned subsidiary of Endo.

The board of directors of Penwest has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger. The Continuing Directors of Penwest (as such term is defined in the Penwest Articles of Incorporation), voting separately as a subclass of the board of directors of Penwest, have unanimously adopted and approved the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is, however, subject to various other conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 4 through 11 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

August 20, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, the depository for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants” of this Offer to Purchase.

If you hold unexercised Penwest stock options or warrants that have an exercise price per share less than $5.00 per Share and you wish to participate in the Offer by conditionally exercising your stock options or warrants, as applicable, you must follow the special instructions and procedures for stock option or warrant holders, as applicable, described in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SUMMARY TERM SHEET

Purchaser, an indirect wholly-owned subsidiary of Endo, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Penwest at a price of $5.00 net per share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a shareholder of Penwest, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Endo, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

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The Offer is by Purchaser, a recently formed Delaware corporation and an indirect wholly-owned subsidiary of Endo. Purchaser has been organized in connection with the Offer and has not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer. See Section 9.

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Endo is a U.S.-based, specialty healthcare solutions company, focused on high-value branded products and specialty generics. Endo is redefining its position in the healthcare marketplace by anticipating and embracing the evolution of health decisions based on the need for high-quality and cost-effective care. We aim to be the premier partner to healthcare professionals and payment providers, delivering an innovative suite of complementary diagnostics, drugs, devices and clinical data to meet the needs of patients in areas such as pain, urology, oncology and endocrinology. Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; Percocet® and Percodan® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; Voltaren® Gel, which is owned and licensed by Novartis AG, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment, such as those of the hands and the knees; VANTAS® for the palliative treatment of advanced prostate cancer; SUPPRELIN® LA for the treatment of early onset puberty in children; and VALSTAR™ for the treatment of BCG-refractory carcinoma in situ (CIS) of the urinary bladder in patients for whom immediate cystectomy would be associated with unacceptable medical risks. The company markets its branded pharmaceutical products to physicians in pain management, urology, endocrinology, oncology, neurology, surgery and primary care. See Section 9.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Penwest. See the Introduction and Section 1.

HOW MUCH ARE WE OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•

Purchaser is offering to pay $5.00 per Share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

WILL I INCUR ANY FEES OR EXPENSES IF I TENDER SHARES IN THE OFFER?

•

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THIS OFFER?

•	Purchaser is making this Offer because Purchaser and Endo want to acquire Penwest. See Sections 1 and 11.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is conditioned upon, among others, the following:

•

there having been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of only those derivative securities which both (A) if applicable, have a per share exercise or “strike” price that is less than the Offer Price and (B) are then vested or exercisable or would become vested or exercisable at any time within 60 days after the Expiration Date assuming that the holder of any such security satisfies the vesting or exercise conditions applicable thereto during such time period) on the Expiration Date. We refer to this condition (as more fully described in Section 13) as the “Minimum Tender Condition;”

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any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and any other applicable competition law enacted by a material foreign jurisdiction having expired or been terminated;

•

there being no applicable law and no temporary restraining order, preliminary injunction, permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction then in effect which (A) has the effect of making illegal or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (B) imposes any material limitations on Endo’s (1) ownership of Penwest, or (2) operation of all or a material portion of the businesses or assets of Penwest, on the one hand, or (to the extent directly related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement) of Endo, on the other hand, or (C) compels Penwest, on the one hand, or (to the extent directly related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement) Endo and its subsidiaries, taken as a whole, on the other hand, to dispose of or hold separate any material portion of their respective businesses or assets;

•

there not then being pending any claim, suit, action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (A), (B) or (C) of the third subparagraph above; and

•

since the date of the Merger Agreement, there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have any material adverse effect on the business of Penwest (as more fully described in Section 13).

•	Endo reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Tender Condition.

•	The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 and Section 13.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. Penwest, Endo and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•

Yes. Endo, our parent company, is a publicly traded company with an equity market capitalization of approximately $3.36 billion (based upon the closing price of Endo shares on the NASDAQ Stock Market on August 19, 2010) and has approximately $932.77 million cash on hand as of August 18, 2010. Endo will provide us with funds sufficient to purchase the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Sections 11 and 12.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Endo has sufficient resources which will be used to provide us with the funds necessary to purchase the Shares in the Offer.

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to us by Endo and because of the lack of any relevant historical information concerning us, our financial condition is not relevant to your decision to tender in the Offer. See Section 12.

HOW LONG DO I HAVE TO TENDER IN THE OFFER?

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You will have until 12:00 midnight, New York City time, at the end of Friday, September 17, 2010, to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the expiration date of the Offer, as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure described in Section 3 of this Offer to Purchase. See also Section 1.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

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Purchaser may, in its sole discretion, without the consent of Penwest, subject to applicable law and the Merger Agreement, extend on one or more occasions for a period of five business days on each such occasion the period of time during which the Offer remains open if any of the conditions to the Offer have not been satisfied or, in Purchaser’s sole discretion, waived.

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Purchaser will be obligated to extend the period of time during which the Offer remains open for any period required by the Securities and Exchange Commission or the NASDAQ Stock Market and until such time as the waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act (as defined below) and any other applicable foreign antitrust, competition or similar law has expired or terminated, provided that Purchaser will not be required to extend the Offer beyond October 19, 2010.

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Purchaser will be obligated to extend, not more than two times, the period of time during which the Offer remains open, for an additional five business days each time, if on a scheduled expiration date for the Offer the Minimum Tender Condition is not satisfied, but all of the conditions to the Offer other than the Minimum Tender Condition are satisfied or, in Purchaser’s sole discretion, waived, provided that Purchaser will not be required to extend the Offer beyond October 19, 2010 or at any time we are permitted to terminate the Merger Agreement.

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In addition, we may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days nor more than 20 business days after we have accepted for payment and made payment for Shares in the Offer. You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

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If Purchaser extends the Offer, we will inform American Stock Transfer & Trust Company, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

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If Purchaser elects to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire or the date of termination of any subsequent offering period. See Section 1.

HOW DO I TENDER MY SHARES?

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To tender Shares (other than by conditional option or warrant exercise, for which you must follow the procedures set forth in the Instructions set forth in the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares), you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, prior to the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive your executed Notice Guaranteed Delivery prior to the time the Offer expires and the Depositary must receive the missing items within three NASDAQ Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3.

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Holders of options to purchase common stock and warrants to acquire common stock, each option and warrant, as applicable, with an exercise price less than $5.00 per share may conditionally exercise any or all of those options or warrants, as applicable, and tender the shares underlying such option or warrant, as applicable, by following the special instructions and procedures for option holders described in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants.”

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If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3.

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In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

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To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. To withdraw shares underlying options or warrants, you must follow the instructions set forth in the conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4.

WHAT DOES THE BOARD OF DIRECTORS OF PENWEST THINK OF THE OFFER?

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Penwest’s board of directors has unanimously recommended that Penwest shareholders accept the Offer. The Continuing Directors of Penwest (as such term is defined in the Penwest Articles of Incorporation), voting separately as a subclass of the Penwest board of directors, have unanimously adopted and approved the Merger Agreement and the Merger. Penwest shareholders Tang Capital Partners L.P. and Perceptive Life Sciences Master Fund Ltd., whose principals Kevin C. Tang and Joseph Edelman, respectively, are members of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest, have agreed to tender their Shares in the Offer. Penwest’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the Securities and Exchange Commission concurrently with the filing of our Schedule TO-T. See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

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If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into Penwest upon the vote of Penwest’s shareholders. If the Merger occurs, Penwest will become an indirect wholly-owned subsidiary of Endo, and each issued and then outstanding Share (other than any Shares owned by Endo, Purchaser or any of Endo’s other subsidiaries and any Shares held by Penwest shareholders properly dissenting from the Merger and demanding payment of fair value for their Shares under Washington law) will be canceled and converted automatically into the right to receive $5.00 per Share, in cash, less any applicable withholding taxes and without interest. See also the Introduction.

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL PENWEST CONTINUE AS A PUBLIC COMPANY?

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No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. Even if for some reason the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining shareholders and publicly held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Stock Market or any other securities market, there may not be a public trading market for the Shares, and Penwest may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

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If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

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If you decide not to tender your Shares in the Offer and the Merger does not occur, and Purchaser purchases Shares that have been tendered, you will remain a shareholder of Penwest but there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Stock Market or any other securities market, there may not be a public trading market for the Shares, and Penwest may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. If Purchaser purchases Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur. Following acceptance of Shares for payment but prior to the Merger, or if the Merger does not occur as described above, Purchaser and its affiliates (including Endo) reserve the right at any time, subject to applicable law, to purchase Shares in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than that paid in the Offer. See Section 7.

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Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On August 6, 2010, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the last reported closing sales price per Share on the NASDAQ Stock Market during normal trading hours was $4.21 per Share.

•	On August 19, 2010, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on the NASDAQ Stock Market was $5.00 per Share. See Section 6.

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?

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Yes. On August 9, 2010, Tang Capital Partners L.P. and Perceptive Life Sciences Master Fund Ltd., whose principals Kevin C. Tang and Joseph Edelman, respectively, are members of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest, each entered into an agreement to tender their Shares. The Shareholder Tender Agreement among Perceptive Life Sciences Master Fund Ltd., Endo and Purchaser was amended on August 20, 2010 to correct certain inadvertent factual mistakes. An aggregate of 13,456,004 Shares or approximately 36.2% of the fully diluted Shares (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price), are subject to the Shareholder Tender Agreements. See Section 11.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

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If the conditions to the Offer as set forth in the Introduction and Section 13 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $5.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Sections 1 and 2.

HOW WILL MY OUTSTANDING OPTIONS AND WARRANTS BE TREATED IN THE OFFER AND THE MERGER?

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Shares underlying options may be tendered pursuant to the Offer. If you wish to tender Shares subject to options, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the options to effect the exercise thereof (other than payment of the exercise price of such options) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of

Option Shares and Warrant Shares. If you do this, the options shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of options in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such options the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the options so exercised and any applicable withholding amounts. Holders of options that tender Shares issuable upon exercise of options shall have the right to withdraw such tenders and revoke the related exercise of such options to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer. All options that are not tendered and are outstanding immediately before the effective time of the Merger, whether or not vested, will be canceled as of the Effective Time in exchange for an amount in cash equal to the number of Shares subject to each such option, multiplied by the excess, if any, of (i) the Offer Price over (ii) the per-share exercise price of such option. Options granted under the 1997 Equity Incentive Plan that are not tendered will terminate upon Purchaser’s acceptance for payment of shares of Penwest common stock pursuant to the Offer.

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Shares underlying warrants may be tendered in the Offer. If you wish to tender Shares subject to warrants, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the warrant to effect the exercise thereof (other than payment of the exercise price of such warrants) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares. If you do this, the warrants shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of warrants in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such warrants the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the warrants so exercised and any applicable withholding amounts. Holders of warrants that tender Shares issuable upon exercise of warrants shall have the right to withdraw such tenders and revoke the related exercise of such warrants to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer. Upon consummation of the Merger, each warrant to acquire Shares shall become a warrant to receive, subject to the conditions set forth therein, an amount of cash equal to the amount that would have been payable with respect to the Shares issuable upon exercise of the warrant if such warrant had been exercised immediately prior to the Merger. However, in lieu of such consideration, at the holder’s election exercisable within 30 days after the closing of the Merger, a holder of such a warrant will be entitled to receive an amount of cash equal to the value of such warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per Share equal to the value weighted average price of Penwest common stock for the trading day immediately preceding the date of the closing of the Merger, (ii) a risk-free interest rate corresponding the U.S. Treasury rate for a period equal to the remaining term of such warrant as of the date of the closing of the Merger and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of August 10, 2010.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

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If you are a U.S. holder, the receipt of the Offer Price or the consideration payable pursuant to the Merger (the “Merger Consideration”), as applicable, generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. Shareholders should consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more detailed explanation of the U.S. federal income tax considerations relevant to the Offer and the Merger, see Section 5—“Certain Material United States Federal Income Tax Considerations.” Holders of unexercised stock options and warrants who wish to participate in the Offer by conditionally exercising stock options or warrants, as applicable, should refer to the document entitled “Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares,” which will be provided to such holders by us, for U.S. federal tax information concerning the conditional exercise of stock options or warrants, as applicable.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

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No dissenters’ rights are available in connection with the Offer. However, Penwest’s shareholders whose Shares have not been purchased by Purchaser pursuant to the Offer, who have not voted in favor of the Merger, and who follow certain other procedures will have certain rights under Chapter 23B.13 of the Washington Business Corporation Act (the “WBCA”) to dissent from the Merger and to receive payment in cash of the fair value of their Shares (plus accrued interest) if the Merger is consummated. Penwest’s shareholders who perfect these rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value plus accrued interest from Penwest. Any such determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares (together with a fair rate of interest thereon). The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Chapter 23B.13 of the WBCA. If any shareholder of Penwest fails to comply with the procedures for dissenting from the Merger and demanding payment set forth in Chapter 23B.13 or effectively withdraws or loses his, her or its right to dissent and demand payment pursuant to the terms of the Merger Agreement, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price if the Merger is consummated.

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The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by Penwest’s shareholders desiring to exercise any available dissenters’ rights, and is qualified in its entirety by the full text of Chapter 23B.13 of the WBCA, which is filed as Exhibit (a)(5)(B) to the Schedule TO. See Section 15.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

PENWEST PHARMACEUTICALS CO.

INTRODUCTION

West Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including shares of common stock issuable upon the conditional exercise of options to purchase shares of common stock and warrants to acquire shares of common stock, each option and warrant having an exercise price of less than $5.00 per share, collectively, the “Shares”), of Penwest Pharmaceuticals Co ., a Washington corporation (“Penwest”), at a price of $5.00 per Share, net to the seller in cash, without interest (such consideration or any other consideration paid pursuant to the Offer, the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 9, 2010 (together with any amendments or supplements thereto, the “Merger Agreement”), among Penwest, Endo Pharmaceuticals Holdings Inc., a Delaware corporation and our indirect parent (“Endo”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Penwest, and Penwest will be the surviving corporation (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and an indirect wholly-owned subsidiary of Endo. Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the conditions, among others, that:

•

there having been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of only those derivative securities which both (A) if applicable, have a per share exercise or “strike” price that is less than the Offer Price and (B) are then vested or exercisable or would become vested or exercisable at any time within 60 days after the Expiration Date assuming that the holder of any such security satisfies the vesting or exercise conditions applicable thereto during such time period) on the Expiration Date. We refer to this condition (as more fully described in Section 13) as the “Minimum Tender Condition;”

•

any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable competition law enacted by a material foreign jurisdiction having expired or been terminated;

•

there being no applicable law and no temporary restraining order, preliminary injunction, permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction then in effect which (A) has the effect of making illegal or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (B) imposes any material limitations on Endo’s (1) ownership of Penwest, or (2) operation of all or a material portion of the businesses or assets of Penwest, on the one hand, or (to the extent directly related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement) of Endo, on the other hand, or (C) compels Penwest, on the one hand, or (to the extent directly related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement) Endo and its subsidiaries, taken as a whole, on the other hand, to dispose of or hold separate any material portion of their respective businesses or assets;

•

there not then being pending any claim, suit, action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (A), (B) or (C) of the third subparagraph above; and

•

since the date of the Merger Agreement, there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have any material adverse effect on the business of Penwest (as more fully described in Section 13).

Endo reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Tender Condition. The Offer is also subject to certain other terms and conditions. See Section 13 “Conditions of the Offer.”

Penwest shareholders Tang Capital Partners L.P. and Perceptive Life Sciences Master Fund Ltd., whose principals Kevin C. Tang and Joseph Edelman, respectively, are members of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest, have agreed to tender their Shares in the Offer.

The Offer will expire at 12:00 midnight, New York City time, at the end of Friday, September 17, 2010, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The board of directors of Penwest has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger and (iv) taken all actions so that the restrictions contained in the Penwest Articles of Incorporation and the Washington Business Corporation Act (the “WBCA”) applicable to a “significant business transaction” (as defined in Chapter 23B.19 of the WBCA) will not apply to the execution, delivery or performance of the Merger Agreement or the Shareholder Tender Agreements (as described below), or to the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Continuing Directors of Penwest (as such term is defined in the Penwest Articles of Incorporation), voting separately as a subclass of the board of directors of Penwest, have unanimously adopted and approved the Merger Agreement and the Merger.

For factors considered by the Penwest board of directors, see Penwest’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the

“Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Endo or any direct or indirect wholly-owned subsidiary of Endo immediately prior to the Effective Time, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and any Shares held by Penwest shareholders properly dissenting from the Merger and demanding the payment of fair value for their Shares under Washington law) will be canceled and will be converted automatically into the right to receive consideration in cash equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements.” Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale or conversion of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger substantially as set forth in the Merger Agreement by the requisite vote of shareholders of Penwest. Under the WBCA and Penwest’s Articles of Incorporation, the affirmative vote of a majority of the issued and outstanding Shares (a “Majority Vote”), is the only vote of any class or series of Penwest’s stock that would be necessary to approve the Merger at any required meeting of Penwest’s shareholders. If, following the purchase of Shares by us pursuant to the Offer, during any subsequent offering period, or otherwise, we own outstanding Shares representing a Majority Vote, we will be able to effect the Merger without the affirmative vote of any other shareholder. We and Penwest have agreed pursuant to the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the closing of the Offer. We have agreed pursuant to the Merger Agreement to cause all Shares owned by us and our subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

Shareholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the WBCA will have dissenters’ rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, September 17, 2010, unless we, in accordance with the Merger Agreement, have extended the offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements—Merger Agreement—Termination” occur.

To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Penwest:

(1)	reduce the number of Shares subject to the Offer,

(2)	reduce the Offer Price or change the form of consideration payable in the Offer,

(3)	change, modify or waive the Minimum Tender Condition,

(4)	impose conditions to the Offer that are different than or in addition to the conditions set forth in Section 13—“Conditions of the Offer,”

(5)	extend the Offer except as otherwise permitted by the Merger Agreement for periods of five business days on each such occasion, or

(6)	otherwise amend the Offer in any manner adverse to the holders of the Shares or that would reasonably be expected to prevent, materially delay or impair the ability of Endo or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of Penwest. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the restrictions previously identified in paragraphs (1) through (6) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with their respective terms, we may, in our sole discretion, without consent of Penwest, extend the Offer on one or more occasions for a period of five business days on each such occasion if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, in our sole discretion, waived (if permitted under the Merger Agreement), until such time as such condition or conditions are satisfied or waived.

We must extend the Offer for any period required by the Commission, the staff thereof or the NASDAQ Stock Market and until any waiting period (or any extension thereof) applicable to the consummation of the Offer under the HSR Act (as defined below) and any other applicable foreign antitrust, competition or similar law has expired or terminated. We must also extend, not more than two times, the period of time during which the Offer remains open for an additional five business days each time, if on a scheduled expiration date of the Offer the Minimum Tender Condition is not satisfied, but all of the conditions to the Offer other than the Minimum Tender Condition are satisfied or, in our sole discretion, waived. We are never required to extend the Offer beyond October 19, 2010 or at any time we are permitted to terminate the Merger Agreement. See Section 11—“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements.”

After we accept Shares for payment pursuant to the Offer, we may in our sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for up to 20 business days to acquire additional outstanding Shares.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If we provide a subsequent offering period, tendering shareholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of not less than three business days nor more than 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, during which shareholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to shareholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Endo and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the Commission.

Penwest has provided us with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal is being mailed to record holders of Shares whose names appear on Penwest’s shareholder list and is being furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from us and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3. Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the

Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Stock Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints our designees as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of Penwest, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Endo, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Procedure for Tendering Shares Underlying Options. Shares underlying options may be tendered pursuant to the Offer. If you wish to tender Shares subject to options, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the options to effect the exercise thereof (other than payment of the exercise price of such options) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares. Option holders may not use the Letter of Transmittal. If you do this, the options shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of options in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such options the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the options so exercised and any applicable withholding amounts.

Procedure for Tendering Shares Underlying Warrants. Shares underlying warrants may be tendered in the Offer. If you wish to tender Shares subject to warrants, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the warrant to effect the exercise thereof (other than payment of the exercise price of such warrants) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares. Warrant holders may not use the Letter of Transmittal. If you do this, the warrants shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of warrants in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such warrants the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the warrants so exercised and any applicable withholding amounts.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares, Shares Underlying Options and Shares Underlying Warrants” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the

Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Endo, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares; Shares Underlying Options and Shares Underlying Warrants” at any time prior to the Expiration Date.

If we extend the Offer, delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

Holders of options that tender Shares issuable upon exercise of options shall have the right to withdraw such tenders and revoke the related exercise of such options to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer. Holders of warrants that tender Shares issuable upon exercise of warrants shall have the right to withdraw such tenders and revoke the related exercise of such warrants to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer.

5. The Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax considerations relevant to the Offer or the Merger, as the case may be, applicable to Penwest shareholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This summary is based upon existing U.S. federal income tax law, which is subject to change or differing interpretations (possibly with retroactive effect). This summary does not address all aspects of U.S. federal income taxation which may be relevant to particular Penwest shareholders in light of their individual investment circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and tax-exempt organizations) or to shareholders who acquired Shares in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below.

This summary does not discuss any U.S. federal income tax considerations relevant to Penwest shareholders who are not “U.S. holders” (as defined below). If you are not a U.S. holder you should consult with your tax advisor as to the U.S. federal, state, local, and foreign tax laws applicable to the Offer and the Merger. This summary is limited to Penwest shareholders who hold their Shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986 (the “Code”). You are urged to consult your tax advisor regarding the U.S. federal income tax considerations relevant to the Offer and the Merger, as well as the effects of state, local, and foreign tax laws.

For purposes of this summary, a “U.S. holder” is a Penwest shareholder that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons has the authority to control all of its substantial decisions or (B) that has otherwise elected to be treated as U.S. person under the Code.

If a partnership holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

General

The receipt of the Offer Price or the Merger Consideration, as applicable, by a U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger will be a taxable transaction for U.S. federal income tax purposes. U.S. holders generally will recognize capital gain or loss equal to the difference between the cash received and their adjusted tax basis in the Shares. Gain or loss is computed separately with respect to each block of Shares (that is, Shares acquired at the same time for the same price). Any gain or loss will be long-term capital gain or loss if the Shares have been held for more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of the Offer Price or the Merger Consideration, as applicable, unless the recipient is an exempt recipient such as a corporation. In addition, backup withholding will apply to the payments if a U.S. Holder fails to provide its taxpayer identification number (“TIN”) and otherwise comply with the applicable requirements of the U.S. backup withholding rules.

In order to prevent U.S. federal income tax backup withholding with respect to payments, a U.S. holder must provide the Depositary with such holder’s correct TIN and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer or the Merger, as applicable, may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends

According to Penwest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Shares are traded on the NASDAQ Stock Market under the symbol “PPCO.” The following table sets forth, for the calendar quarters indicated, the high and low closing prices per Share on the NASDAQ Stock Market with respect to the fiscal years ended December 31, 2008 and December 31, 2009 as stated in Penwest’s Annual Report on Form 10-K for the year ended December 31, 2009 and from public sources with respect to the subsequent periods noted below.

	High	Low
Fiscal Year Ended December 31, 2008:
January 1 through March 31, 2008	$6.02	$2.40
April 1 through June 30, 2008	3.72	2.56
July 1 through September 30, 2008	4.22	1.60
October 1 through December 31, 2008	2.11	0.34

	High	Low
Fiscal Year Ended December 31, 2009:
January 1 through March 31, 2009	$2.12	$1.21
April 1 through June 30, 2009	3.26	1.50
July 1 through September 30, 2009	2.95	2.08
October 1 through December 31, 2009	2.92	1.80

	High	Low
Current Fiscal Year:
January 1 through March 31, 2010	$3.54	$2.41
April 1 through June 30, 2010	3.74	2.78
July 1 through August 19, 2010	5.03	3.16

On August 6, 2010, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the last reported closing sales price per Share on the NASDAQ Stock Market during normal trading hours was $4.21 per Share. On August 19, 2010, the last full trading day prior to the commencement of the Offer, the last reported closing sales price per Share on the NASDAQ Stock Market during normal trading hours was $5.00 per Share. Penwest has never paid cash dividends. In Penwest’s Form 10-Q for the fiscal quarter ended June 30, 2010, Penwest indicated that its board of directors intends to pay a special dividend in the fourth quarter of 2010 and expects the amount of such special dividend to be between $0.50 and $0.75. However, under the terms of the Merger Agreement, Penwest is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Endo. See Section 14—“Dividends and Distributions.” Shareholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Penwest, and Penwest will be the Surviving Corporation. At the Effective Time, the Articles of Incorporation of Penwest shall be amended in their entirety as set forth in Exhibit E to the Merger Agreement, and so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The Bylaws of Penwest, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of Penwest immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Stock Market. According to the published guidelines of The NASDAQ Stock Market LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Stock Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Penwest has shareholders’ equity of less than $10 million, or the bid price for a Share over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for a Share over a 30 consecutive business day period is less than $1, or (f) (i) Penwest has shareholders’ equity of less than $2.5 million, (ii) the market value of Penwest’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Penwest’s net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years. Shares held by officers or directors of Penwest, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Penwest, there are approximately 31,946,576 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Stock Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Penwest upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Penwest to apply for termination of registration of the Shares under the Exchange Act as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Penwest to its shareholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Penwest. Furthermore, the ability of “affiliates” of Penwest and persons holding “restricted securities” of Penwest to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Penwest

The following description of Penwest and its business has been taken from Penwest’s Annual Report on Form 10-Q for the fiscal quarter ended June 30, 2010, and is qualified in its entirety by reference to such report.

Penwest is a drug development company focused on identifying and developing products that address unmet medical needs, primarily for rare disorders of the nervous system. Penwest is currently developing A0001, or a-tocopherolquinone, a coenzyme Q analog, for inherited mitochondrial respiratory chain diseases. Penwest is also applying its drug delivery technologies and drug formulation expertise to the formulation of product candidates under licensing collaborations, which it refers to as drug delivery technology collaborations.

Opana® ER is an extended release formulation of oxymorphone hydrochloride that Penwest developed with Endo using Penwest’s proprietary extended release TIMERx® drug delivery technology. Opana ER was approved by the United States Food and Drug Administration, or FDA, in June 2006 for twice-a-day dosing in patients with moderate to severe pain requiring continuous, around-the-clock opioid therapy for an extended period of time, and is being marketed by Endo in the United States. In 2009, Penwest recognized $19.3 million in royalties from Endo related to sales of Opana ER. In June 2009, Endo signed an agreement with Valeant Pharmaceuticals International to develop and commercialize Opana ER in Canada, Australia and New Zealand. Opana ER is not approved for sale in any country other than the United States.

Penwest is conducting two Phase IIa clinical trials of A0001. It initiated one trial in patients with Friedreich’s Ataxia, a rare degenerative neuro-muscular disorder, and the second trial in patients with the A3243G mitochondrial DNA point mutation that is commonly associated with MELAS syndrome, a rare progressive neurodegenerative disorder. The goal of these trials is to determine if A0001 has a discernible impact in the treatment of patients with these disorders using various biochemical, functional and clinical measures. Penwest expects data from both of these trials by the third quarter of 2010.

Penwest is a party to a number of collaborations involving the use of its proprietary extended release drug delivery technologies as well as its formulation development expertise. Under these collaborations, Penwest is responsible for completing the formulation work on a product specified by its collaborator using its proprietary extended release drug delivery technology. If Penwest successfully formulates the compound, it transfers the formulation to its collaborator, who is then responsible for the completion of the clinical development, manufacture and, ultimately, the commercialization of the product. Penwest is currently a party to four such drug delivery technology collaborations with Otsuka Pharmaceuticals Co. (“Otsuka”). Penwest signed two of these collaborations with Otsuka in 2009.

Penwest is a Washington corporation with its principal executive office located at 2981 Route 22, Suite 2, Patterson, New York 12563-2335. Penwest’s telephone number at such principal executive office is (877) 736-9378.

Available Information. Penwest is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Penwest’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Penwest’s securities, any material interests of such persons in transactions with Penwest, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Penwest’s shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Penwest, who file electronically with the Commission. The address of that site is http://www.sec.gov. Penwest also maintains an Internet website at http://www.penw.com. The information contained in, accessible from or connected to Penwest’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Penwest’s filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Penwest contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Endo, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Penwest contained in such documents and records or for any failure by Penwest to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and Endo

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are an indirect wholly-owned subsidiary of Endo. The principal executive offices of Purchaser are located at c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, where our telephone number is (610) 558-9800.

Endo. Endo Pharmaceuticals is a U.S.-based, specialty healthcare solutions company, focused on high-value branded products and specialty generics. Endo is redefining its position in the healthcare marketplace by anticipating and embracing the evolution of health decisions based on the need for high-quality and cost-effective care. We aim to be the premier partner to healthcare professionals and payment providers, delivering an innovative suite of complementary diagnostics, drugs, devices and clinical data to meet the needs of patients in areas such as pain, urology, oncology and endocrinology. Endo is engaged in the research, development, manufacturing, marketing and sale of branded and generic prescription pharmaceuticals used primarily to treat and manage pain, overactive bladder, prostate and bladder cancer and the early onset of puberty in children, or central precocious puberty.

Endo has a portfolio of branded products that includes established brand names such as Lidoderm®, Opana® ER and Opana®, Percocet®, Frova®, Voltaren® Gel, Sanctura XR®, Sanctura®, Vantas®, Valstar®, and Supprelin® LA. Branded products comprised approximately 92% of Endo’s revenues for the six-months ended

June 30, 2010, with 50% of our revenues coming from Lidoderm®. Our non-branded generic portfolio, which accounted for 7% of revenues for the six-months ended June 30, 2010, currently consists of products primarily focused in pain management. We focus on select generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

In the first quarter of 2009, Endo acquired Indevus Pharmaceuticals (referred to as Indevus), a specialty pharmaceutical company engaged in the acquisition, development and commercialization of products to treat conditions in urology and endocrinology. Indevus’s approved products included Sanctura® and Sanctura XR® for overactive bladder (referred to as OAB), which is promoted by Allergan, Inc. (referred to as Allergan), Vantas® for advanced prostate cancer, Supprelin® LA for central precocious puberty (referred to as CPP), Delatestryl® for the treatment of hypogonadism and Valstar® for bladder cancer. Endo also acquired from Indevus a core urology and endocrinology portfolio containing multiple compounds in development including Aveed™ for hypogonadism and the octreotide implant for treatment of acromegaly and carcinoid syndrome.

Endo enhances its financial flexibility by outsourcing certain of its functions, including manufacturing and distribution. Currently, Endo’s primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd.

Through a dedicated sales force in the United States, currently consisting of 327 specialty representatives, 373 pharmaceutical sales representatives focusing primarily on pain products, 73 sales representatives focusing primarily on urology and oncology, 27 medical center representatives and a contract sales force of approximately 80 sales representatives, we market our branded pharmaceutical products to high-prescribing physicians in pain management, orthopedics, neurology, rheumatology, surgery, anesthesiology, oncology, urology, endocrinology and primary care, including pediatricians. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

On a continuous basis, Endo pursues acquisition opportunities. In particular, Endo looks to continue to enhance its product line by acquiring or licensing rights to additional products and compounds and therefore regularly evaluates selective acquisition and license opportunities. Such acquisitions or licenses may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies.

Endo’s direct wholly-owned subsidiary, Endo Pharmaceuticals Inc. (EPI), commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement under which Endo acquired these initial assets.

Endo was incorporated in Delaware as a holding company on November 18, 1997. Endo’s principal executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Endo’s telephone number at such principal executive offices is (610) 558-9800.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Endo and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Endo, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Penwest; (b) none of Endo, Purchaser or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Penwest during the past 60 days; (c) none of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Penwest (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Penwest or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Endo, Purchaser, their subsidiaries or, to the knowledge of Endo or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Penwest or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Penwest’s securities, an election of Penwest’s directors or a sale or other transfer of a material amount of assets of Penwest.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger; and (d) Endo has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with Penwest

Background of the Offer and the Merger; Past Contacts or Negotiations between Endo and Penwest

In September 1997, Endo entered into a collaboration agreement with Penwest to exclusively co-develop opioid analgesic products for pain management, using Penwest’s patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, Endo amended and restated this collaboration agreement (the “Alliance Agreement”) to, among other things, limit the products covered to one single extended-release opioid analgesic product, oxymorphone ER, now known as Opana® ER. Endo pays Penwest royalties in connection with net sales of Opana® ER in the United States. Endo and Penwest have also, from time to time, discussed potential strategic transactions between the parties; however, none of those discussions between Penwest and Endo progressed beyond the preliminary stages.

On July 16, 2010, Julie McHugh, Endo’s Chief Operating Officer and Blaine Davis, Endo’s Vice President of Corporate Affairs called Jennifer Good, Penwest’s President and Chief Executive Officer, to inform Penwest that Endo would in the coming weeks be announcing that it had filed an NDA with the FDA for a new tamper resistant formulation (“TRF”) of long-acting oxymorphone for the relief of moderate to severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time. Ms. McHugh and Ms. Good agreed to speak early the following week after they both had an opportunity to discuss the matter internally.

Ms. Good spoke with Ms. McHugh by telephone on July 20, 2010. The parties discussed Endo’s planned announcement of its new TRF product and the potential implications under the Alliance Agreement of the TRF product. Ms. Good and Ms. McHugh then had a follow-up call on July 21, at which Ms. McHugh suggested that the parties meet in person with their respective legal counsel to discuss the potential implications of the TRF product under the Alliance Agreement.

On July 23, 2010, Ms. Good met with Alan G. Levin, Endo’s Executive Vice President and Chief Financial Officer, Doug Macpherson, Endo’s Vice President and Associate General Counsel, and Caroline B. Manogue, Endo’s Executive Vice President and Chief Legal Officer and Secretary, at Endo’s headquarters in Chadds Ford, Pennsylvania. Ms. McHugh as well as representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Endo’s legal counsel (“Skadden Arps”), and Wilmer Cutler Pickering Hale and Dorr LLP, Penwest’s legal counsel (“WilmerHale”), attended telephonically. At this meeting, the parties exchanged views about the implications of the TRF product on the exclusivity provision under the Alliance Agreement. At the conclusion of the meeting, Ms. Good and Mr. Levin discussed various business solutions to resolve the parties’ differing views, including the possibility of engaging in discussions with respect to a potential business combination of Endo and Penwest. Mr. Levin indicated to Ms. Good that, based upon publicly available information and subject to further review and discussion with the Board of Directors of Endo, Endo might be willing to consider an acquisition of Penwest at a price of $4.00 per share in cash. He noted that Endo had sufficient cash on hand and under existing credit facilities, and would not require financing to acquire Penwest. Due to Endo’s familiarity with Opana® ER, Mr. Levin indicated that Endo would be in a position to move quickly if the parties were interested in pursuing a business combination. Ms. Good conferred separately with representatives of WilmerHale for a period of time. Ms. Good then spoke separately with Mr. Levin and indicated that she would speak with her Board of Directors about Mr. Levin’s proposal at a meeting of the Penwest Board of Directors on Monday, July 26, 2010. Mr. Levin indicated to Ms. Good that the Endo Board of Directors had a previously scheduled meeting on July 27, 2010 and would appreciate any feedback prior to that meeting.

On the morning of July 27, 2010, Ms. Good and representatives of Penwest’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), had a call with Mr. Levin and Ms. Manogue. On this call, Ms. Good indicated that the Penwest Board of Directors had had several discussions with Penwest’s financial and legal advisors and that the Penwest Board had indicated its willingness to engage in discussions regarding a potential transaction with Endo. Ms. Good then presented Penwest’s business model, explained its products and outlined its prospects for growth, including the compounds A0001 and 761, its lead development candidates, and its drug delivery business. Ms. Good indicated that Endo’s preliminary proposal of $4.00 per Penwest share in cash was not compelling and did not appropriately value Penwest’s products in development. Ms. Good stated that the Penwest Board of Directors would view a price of $6.50 per Penwest share in cash as compelling.

The parties then discussed Penwest’s net operating losses as well as its cash on hand. Mr. Levin indicated that Endo would not agree to $6.50 per share, but would speak with its financial advisors and discuss the potential acquisition with the Endo Board of Directors.

Prior to the Endo Board meeting on July 27, 2010, representatives of Endo had telephonic discussions with representatives of Skadden Arps and Lazard Frères & Co. LLC, Endo’s financial advisor (“Lazard”), regarding the potential acquisition of Penwest by Endo, including valuation, transaction structure and timing.

On the evening of July 27, 2010, Mr. Levin had a preliminary discussion regarding the potential acquisition of Penwest with the Board of Directors of Endo. The Board of Directors of Endo authorized Endo management to continue exploring the potential acquisition of Penwest by Endo, and authorized management to submit a non-binding proposal to Penwest with respect to the terms of the potential acquisition. The Board of Directors of Endo authorized Endo management to offer up to $5.00 per Penwest share in cash.

On the morning of July 28, 2010, representatives of Endo had a telephonic discussion with representatives of Penwest regarding the potential acquisition of Penwest by Endo, including price, transaction structure and timing. Representatives of Lazard and BofA Merrill Lynch also participated in this discussion. Mr. Levin indicated that Endo would be willing to consider an acquisition of Penwest at a price of $4.25 per Penwest share in cash. The parties discussed a potential spin-out of Penwest’s development assets to the Penwest shareholders as a means of giving Penwest shareholders value for the development assets. Mr. Levin indicated that Endo would be willing to consider a spin-out of the development assets, so long as such spin-out could be done at no cost to Endo. Ms. Good indicated that she would discuss this proposal with the Penwest Board of Directors. Endo then suggested that the transaction be structured as a tender offer for outstanding shares of Penwest, followed by a back-end merger. Ms. Good said that she would speak with the Penwest Board of Directors.

On the morning of July 28, 2010, a regularly scheduled meeting of the Board of Directors of Endo was held, at which Mr. Levin provided the Board of Directors of Endo with an update regarding the status of discussions with Penwest and an overview of the possible terms of a transaction. Mr. Levin noted that the parties had not reached an agreement on price and that other key terms remained under discussion. Following Mr. Levin’s presentation, the Board of Directors of Endo authorized Endo management to continue to negotiate the terms of a potential acquisition of Penwest, and reaffirmed its authorization for Mr. Levin to offer up to $5.00 per share in cash for all of the outstanding Penwest shares.

Immediately following the Endo Board of Directors meeting on July 28, 2010, representatives of Endo had another telephonic discussion with representatives of Penwest regarding the potential acquisition of Penwest by Endo. Representatives of Lazard and BofA Merrill Lynch also participated in this discussion. Ms. Good reported that the Penwest Board of Directors would be willing to proceed on the basis of a $5.00 per share in cash offer for the acquisition of Penwest with a spin-out to Penwest shareholders of its A0001/761 program and its drug delivery business, plus $5 to $7 million in cash to provide the resources needed to fund these assets as a viable business. Mr. Levin indicated that Endo would think about this proposal, but that the spin-out should only include Penwest’s development assets and would not in any circumstance entail any additional cost to Endo. Representatives of Endo also informed representatives of Penwest that any transaction could be conditioned on the receipt of commitments from Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd., the two largest shareholders of Penwest to tender their Penwest shares into the tender offer. In contemplation of the potential for a transaction, representatives of Skadden, Arps continued to draft a definitive merger agreement, while representatives of Endo continuing price discussions with representatives of Penwest.

Later in the afternoon of July 28, 2010, representatives of Endo had another telephonic discussion with representatives of Penwest regarding the potential acquisition of Penwest by Endo. Representatives of Lazard and BofA Merrill Lynch also participated in this discussion. During this call, Mr. Levin explained that Penwest’s last proposal effectively valued Penwest at $5.25 per Penwest share in cash and that Endo could not agree to that price. Mr. Levin indicated that Endo would be willing to consider either (1) an acquisition of Penwest by Endo at $4.75 per Penwest share in cash with no spin-out of the A0001/761 program or the drug delivery business or (2) an acquisition of Penwest by Endo at $4.50 per Penwest share in cash with the spin-out plus $5 to $7 million in cash. Ms. Good indicated that she would speak with the Penwest Board of Directors and the Penwest advisors regarding Mr. Levin’s latest offer and the feasibility of spinning out the assets.

In the evening of July 28, 2010, representatives of Endo had another telephonic discussion with representatives of Penwest regarding the potential acquisition of Penwest by Endo. Representatives of Lazard and BofA Merrill Lynch also participated in this discussion. During this call, Ms. Good reported that the Penwest Board of Directors had met and discussed the two proposals put forth by Mr. Levin and communicated that they would be willing to enter into an agreement whereby Endo would acquire all of the outstanding shares of Penwest at $5.00 per share in cash with no spin-out of the development assets or the delivery business. Following additional discussion, Mr. Levin agreed with such proposal.

Ms. Good indicated that commitments would be received from Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd., to tender their Penwest shares into the tender offer. Representatives of Endo and Penwest agreed that they would devote the resources necessary to complete Endo’s due diligence review and negotiate definitive documentation by August 10, 2010, and that Endo could commence a tender offer for Penwest shares on or about August 20, 2010.

On August 3, 2010, Endo and Penwest entered into a non-disclosure agreement, with effect from July 30, 2010, and Penwest began providing non-public information to Endo pursuant to the terms of that agreement. On July 30, 2010, Skadden Arps provided a draft Merger Agreement and a draft form of Shareholder Tender Agreement to representatives of Penwest and WilmerHale. As a condition to its entering into a Merger Agreement, Endo indicated to Penwest that it required (i) certain shareholders of Penwest to concurrently with the execution of the Merger Agreement enter into Shareholder Tender Agreements with Endo and (ii) Penwest concurrently with the execution of the Merger Agreement to enter into an amendment to the Alliance Agreement with Endo, with such amendment to be effective upon the closing of the Offer (the “Alliance Amendment”).

Following the execution of the non-disclosure agreement, from July 30 to August 9, Endo conducted a due diligence review of Penwest and, in furtherance of Endo’s ongoing exploration of a possible acquisition of Penwest, representatives of Endo had calls with representatives of Penwest to discuss various aspects of Penwest’s business.

On August 6, 2010, Endo established West Acquisition Corp., an indirect wholly-owned subsidiary, to act as the purchaser in the tender offer for all outstanding Penwest Shares.

From August 2, 2010 through August 9, 2010, representatives of Endo and Penwest, together with their legal and financial advisors, negotiated the terms of the Merger Agreement, the Shareholder Tender Agreements and the Alliance Amendment.

On August 9, 2010, a telephonic meeting of the Transactions Committee of the Board of Directors of Endo, comprised of Roger H. Kimmel, Michael Hyatt (chair), William P. Montague and Joseph C. Scodari was held. John J. Delucca and Nancy J. Hutson, Ph.D., each a Director of Endo, and David P. Holveck, President and Chief Executive Officer and Director of Endo, also participated. Members of Endo management and representatives of Skadden Arps also participated in the meeting. During the meeting, Mr. Levin and other representatives of Endo management reviewed the financial, operational and strategic considerations associated with the proposed acquisition of Penwest. Following these presentations, the Transactions Committee unanimously adopted resolutions which, among other things, (i) ratified, confirmed, approved and adopted each of the Merger Agreement, the Shareholder Tender Agreements and the Alliance Amendment in all respects, and (ii) declared the Offer advisable and in the best interests of Endo’s stockholders.

During the afternoon of August 9, 2010, a special meeting of the Board of Directors of Penwest was held to discuss Endo’s potential acquisition of Penwest. At the conclusion of this meeting, the Board of Directors of Penwest unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that the Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger, and (iv) taken all actions so that the restrictions contained in the Penwest Articles of Incorporation and under applicable Washington law will not apply to the execution, delivery or performance of the Merger Agreement or the Shareholder Tender Agreements or to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Also on the afternoon of August 9, 2010, following the meeting of the Board of Directors of Penwest, Endo and Penwest issued press releases announcing the execution of the Merger Agreement, the Shareholder Tender Agreements and the Alliance Amendment.

On August 20, 2010, Purchaser commenced the Offer.

11. Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for Penwest

The purpose of the Offer and the Merger is for Endo and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Penwest. Pursuant to the Merger, Endo will acquire all of the stock of Penwest not purchased pursuant to the Offer or otherwise. Shareholders of Penwest who sell their Shares in the Offer will cease to have any equity interest in Penwest or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will no longer have an equity interest in Penwest. On the other hand, after selling their Shares in the Offer or the subsequent Merger, shareholders of Penwest will not bear the risk of any decrease in the value of Penwest.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Endo is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Penwest board of directors. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation.” below. Under the terms of the Merger Agreement, Penwest has agreed to take such actions necessary to cause Endo’s designees to the Penwest board of directors to be “Continuing Directors” under the Penwest Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Penwest shall be amended in their entirety as set forth in Exhibit E to the Merger Agreement, and so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The Bylaws of Penwest, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The directors of Purchaser will become the directors of Penwest until their respective successors are duly elected or appointed. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation” below.

Endo and Purchaser are conducting a detailed review of Penwest and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer. Endo and Purchaser will continue to evaluate the business and operations of Penwest during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Endo intends to review such information as part of a comprehensive review of Penwest’s business, operations, capitalization and management with a view to optimizing development of Penwest’s potential in conjunction with Penwest’s existing businesses. We expect that all aspects of Penwest’s business will be fully integrated into Endo. However, plans may change based on further analysis including changes in Penwest’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Endo and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Endo nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving Penwest or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Penwest’s capitalization, corporate structure or business. Prior to the Expiration Date, Endo may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Endo’s obligations under the Merger Agreement.

After the Effective Time, Endo expects to have approximately $821 million of cash and marketable securities available to pursue additional business development opportunities. Endo intends to pursue opportunities to build its business across multiple therapeutic categories.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the Commission with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides that Endo and Purchaser will commence the Offer to purchase any and all of the outstanding Shares. The obligations of Purchaser to, and of Endo to cause Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 13—“Conditions of the Offer” (each such condition, an “Offer Condition”). Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of Penwest, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose conditions that are different than or in addition to the conditions set forth in “Conditions of the Offer,” (v) extend the Offer except as otherwise permitted by the Merger Agreement for periods of five business days on each such occasion, or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares or that would reasonably be expected to prevent, materially delay or impair the ability of Endo or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of Friday, September 17, 2010. Notwithstanding anything in the Merger Agreement to the contrary, Purchaser (i) may, in its sole discretion, without Penwest’s consent, extend the Offer on one or more occasions for a period of five business days on each such occasion if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions is not satisfied or, in Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived, (ii) will extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof or the NASDAQ Stock Market applicable to the Offer and (iii) will extend the Offer until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law has expired or terminated; provided, however, that in no event will Purchaser be required to extend the Offer beyond October 19, 2010 or at any time Endo or Purchaser is entitled to terminate the Merger Agreement. Purchaser must also extend, not more than two times, the period of time during which the Offer remains open for an additional five business days each time, if on a scheduled expiration date of the Offer the Minimum Tender Condition is not satisfied, but all of the other Offer Conditions other than the Minimum Tender Condition are satisfied or waived; provided, however, that in no event will Purchaser be required to extend the Offer beyond October 19, 2010 or at any time Endo or Purchaser is entitled to terminate the Merger Agreement.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer (as it may be extended and re-extended) pursuant to the Offer as soon as practicable after such expiration date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon expiration of the Offer (the “Offer Closing”), extend the Offer for a “subsequent offering period” of not less than 3 business days nor more than 20 business days in accordance with Rule 14d-11 under the Exchange Act.

Shares underlying options may be tendered pursuant to the Offer. If you wish to tender Shares subject to options, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the options to effect the exercise thereof (other than payment of the exercise price of such options) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and

Warrant Shares. If you do this, the options shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of options in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such options the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the options so exercised and any applicable withholding amounts. Holders of options that tender Shares issuable upon exercise of options shall have the right to withdraw such tenders and revoke the related exercise of such options to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer. All options that are not tendered and are outstanding immediately before the effective time of the Merger, whether or not vested, will be canceled as of the Effective Time in exchange for an amount in cash equal to the number of Shares subject to each such option, multiplied by the excess, if any, of (i) the Offer Price over (ii) the per-share exercise price of such option. Options granted under the 1997 Equity Incentive Plan that are not tendered will terminate upon Purchaser’s acceptance for payment of shares of Penwest common stock pursuant to the Offer.

Shares underlying warrants may be tendered in the Offer. If you wish to tender Shares subject to warrants, you must deliver to the Depositary prior to the expiration of the Offer such documents as may be required pursuant to the terms of the warrant to effect the exercise thereof (other than payment of the exercise price of such warrants) together with a Conditional Election Form and any other documents required by the Conditional Election Form and the Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares. If you do this, the warrants shall not be deemed to be exercised unless and until we accept for payment and pay for Shares tendered in the Offer. Any exercise of warrants in connection with the tender of underlying Shares shall be deemed to have occurred immediately prior to our acceptance for payment of Shares tendered in the Offer. The Depositary shall pay to the holders of such warrants the aggregate Offer Price with respect to the Shares so exercised, less the aggregate exercise price of the warrants so exercised and any applicable withholding amounts. Holders of warrants that tender Shares issuable upon exercise of warrants shall have the right to withdraw such tenders and revoke the related exercise of such warrants to the same extent that holders of Shares generally are permitted to withdraw tenders in the Offer. Upon consummation of the Merger, each warrant to acquire Shares shall become a warrant to receive, subject to the conditions set forth therein, an amount of cash equal to the amount that would have been payable with respect to the Shares issuable upon exercise of the warrant if such warrant had been exercised immediately prior to the Merger. However, in lieu of such consideration, at the holder’s election exercisable within 30 days after the closing of the Merger, a holder of such a warrant will be entitled to receive an amount of cash equal to the value of such warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per Share equal to the value weighted average price of Penwest common stock for the trading day immediately preceding the date of the closing of the Merger, (ii) a risk-free interest rate corresponding the U.S. Treasury rate for a period equal to the remaining term of such warrant as of the date of the closing of the Merger and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of August 10, 2010.

Penwest Actions. Penwest has consented to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and represented that the board of directors of Penwest has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger and (iv) taken all actions so that the restrictions contained in the Penwest Articles of Incorporation and the WBCA applicable to a “significant business transaction” (as defined in Chapter 23B.19 of the WBCA) will not apply to the execution, delivery or performance of the Merger Agreement or the Shareholder Tender Agreements (as described below), or to the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Continuing Directors of Penwest (as such term is defined in the Penwest Articles of Incorporation), voting separately as a subclass of the board of directors of Penwest, have unanimously adopted and approved the Merger Agreement and the Merger.

Directors. The Merger Agreement provides that, effective upon the Offer Closing, Endo will be entitled to designate the number of directors, rounded up to the next whole number, on the Penwest board of directors that equals the product of (i) the total number of directors on the Penwest board of directors and (ii) the percentage that the number of Shares beneficially owned by Endo and/or Purchaser (including shares accepted for payment pursuant to the Offer) bears to the total number of shares outstanding, and Penwest will cause Endo’s designees to be elected or appointed to the board of directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, Penwest will also cause individuals designated by Endo to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Penwest board of directors in proportion to the number of members that may be designated by Penwest to such board of directors and each committee thereof. Under the terms of the Merger Agreement, Penwest has agreed to take such actions necessary to cause Endo’s designees to the Penwest board of directors to be “Continuing Directors” under the Penwest Articles of Incorporation. Following the election or appointment of Endo’s designees to the Penwest board of directors and until the Effective Time, the affirmative vote of a majority of the directors of Penwest then in office who were not so designated by Endo will be required to authorize any termination of the Merger Agreement by Penwest, any amendment of the Merger Agreement requiring action by the Penwest board, any extension of time for performance of any obligation or action under the Merger Agreement by Endo or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Penwest or any of Penwest’s rights or benefits thereunder and any amendment of Penwest’s Articles of Incorporation.

The Merger

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Penwest, and Penwest will be the Surviving Corporation.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Articles of Incorporation of Penwest shall be amended in their entirety as set forth in Exhibit E to the Merger Agreement, and so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The Bylaws of Penwest, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of Penwest immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Effects of the Merger; Exchange of Certificates

Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) each Share owned by Endo or any direct or indirect wholly-owned subsidiary of Endo immediately prior to the Effective Time and (ii) any dissenting Shares) will be canceled and will be converted automatically into the right to receive the Merger Consideration, which is comprised of an amount equal to the Offer Price paid in the Offer.

Treatment of Options. The Merger Agreement provides that Penwest will take all necessary action to provide that, effective as of the closing of the Merger (the “Merger Closing”), Penwest’s stock plans and all Penwest stock options outstanding immediately before the Merger Closing will be canceled and of no further force or effect. Each holder of outstanding options under Penwest’s stock plans as of immediately prior to the Merger Closing will automatically, without any action of the part of the holders thereof, receive, at the Effective Time, cash equal to (A) the number of Shares subject to each such option, multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per-share exercise price under such option. Options granted under the 1997 Equity Incentive Plan that are not tendered will terminate upon Purchaser’s acceptance for payment of shares of Penwest common stock pursuant to the Offer.

Treatment of Warrants. The Merger Agreement provides that, effective as of the Merger Closing, each warrant to acquire shares of Penwest common stock shall become a warrant to receive, subject to the conditions set forth therein, an amount of cash determined pursuant to the terms of such warrant.

Representations and Warranties

Representations and Warranties of Penwest. In the Merger Agreement, Penwest has made customary representations and warranties to Endo and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority relative to the Merger Agreement, absence of conflict, required filings and consents, compliance with laws, FDA and related matters, Commission filings, financial statements, absence of certain changes or events, taxes, absence of litigation, material contracts, affiliate transactions, employee benefit plans, labor and employment matters, environmental matters, intellectual property, shareholders’ rights agreement, brokers, schedule of fees and expenses, and insurance.

For purposes of the Merger Agreement, the phrase “Company Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate with all other changes, effects, events, occurrences, or developments, (i) results in any change or effect that is or would reasonably be expected to be materially adverse to the business, financial condition, properties, assets, liabilities (contingent or otherwise), or results of operations of Penwest, or (ii) prevents, materially impedes or materially delays the consummation by Penwest of the transactions contemplated by the Merger Agreement; provided, however, that any change, effect, event, occurrence, or development arising or resulting from, or related to, any of the following, shall not constitute, and shall not be considered in determining whether there has occurred, or may, would or could occur, a Company Material Adverse Effect: (A) general economic conditions (or changes in such conditions) or conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in general, (B) conditions (or changes in such conditions) affecting the industry in which Penwest participates, (C)(1) global or national economic or political conditions (or changes in such conditions) or (2) acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism, (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, (E) any resignations of any employees directly attributable to the announcement or pendency of the transactions contemplated by the Merger Agreement, (F) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), (G) any action taken, or failure to take action, in each case, which Endo has requested in writing, or compliance with the terms of, or the taking of any action required under the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement, (H) any actions taken by Endo, or the failure by Endo to take any action, in each case with respect to Opana ER, or the introduction of any tamper resistant formulations of an oxymorphone product, (I) the clinical trial results of Penwest’s compounds A0001 or 761 or product candidate, (J) changes in Penwest’s stock price or the trading volume of Penwest’s stock, or any failure by Penwest to meet any public estimates or expectations of Penwest’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Penwest to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, occurrence or development underlying such change or failure has resulted in, or contributed to, a Company Material Adverse Effect) or (K) any of the specific events or circumstances described in Section 9.14(d) of the Company Disclosure Letter, except any such change, effect, event, occurrence, state of facts, circumstance or development referred to in clauses (A), (B), (C), (D) and (F) may be taken into account for purposes of each such respective clause if, and only to the extent that, it adversely affects Penwest, in a materially disproportionate manner relative to (x) other participants operating in the industry in which Penwest operates in the case of clauses (A), (B), (C)(1) and (F) or (y) other participants operating in the industry and the affected geography in which Penwest operates in the case of clauses (C)(2) and (D).

Representations and Warranties of Endo and Purchaser. In the Merger Agreement, each of Endo and Purchaser has made customary representations and warranties to Penwest with respect to, among other matters, corporate organization, good standing, authority relative to the Merger Agreement, absence of conflicts, required filings and consents, financing, brokers and failure to qualify as an “acquiring person” as defined in Chapter 23B.19.020 of the WBCA.

The representations and warranties contained in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement. Such representations and warranties:

•	were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement

•	may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and

•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that, until the earliest of (1) such time as Endo’s designees first constitute at least a majority of the Penwest board of directors, (2) the Effective Time and (3) the termination of the Merger Agreement, except as otherwise consented to by Endo in writing (such consent not to be unreasonably withheld, conditioned or delayed), as disclosed in the Company Disclosure Letter, as otherwise explicitly required or explicitly permitted by the Merger Agreement or as otherwise required by applicable law, Penwest will conduct its respective businesses only in the ordinary course of business consistent with past practice, and Penwest will use its reasonable best efforts to preserve intact its business organization, to preserve its assets and properties in good repair and condition, to keep available the services of its current officers and employees and to preserve, in all material respects, the current relationships of Penwest with its suppliers, partners or similar parties.

The Merger Agreement also provides that, except as disclosed in the Company Disclosure Letter or otherwise explicitly required or explicitly permitted by the Merger Agreement or as otherwise required by applicable law and subject to certain exceptions, until the earliest of (1) such time as Endo’s designees first constitute at least a majority of the Penwest board of directors, (2) the Effective Time and (3) the termination of the Merger Agreement, Penwest shall not take certain specified actions without the prior written consent of Endo (such consent not to be unreasonably withheld, conditioned or delayed), including, among other things:

•	amending its organizational documents;

•	declaring or paying any dividends on or making other distributions in respect of its capital stock or other equity interests;

•

subdividing, reclassifying, recapitalizing, splitting, combining, exchanging or entering into any similar transaction with respect to its capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

repurchasing, redeeming or otherwise acquiring any shares of its capital stock or stock right, other than in full or partial payment of the exercise price and any applicable taxes pursuant to the exercise, vesting or settlement of any stock rights;

•

issuing, delivering or selling, or authorizing, proposing or reserving for issuance, delivery or sale, or otherwise encumbering, any shares of its capital stock or stock rights, other than the issuance of shares upon the exercise of options or warrants, in each case outstanding on the date of the Merger Agreement in accordance with their present terms;

•

creating, assuming or incurring any indebtedness for borrowed money or guarantying any such indebtedness of another person, or repaying, redeeming or repurchasing any such indebtedness, other than (A) in connection with the financing of trade receivables in the ordinary course of business consistent with past practice and (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business consistent with past practice;

•

making any loans, advances or capital contributions to, or any investments in, any other person, other than routine advances to employees and consultants of Penwest in the ordinary course of business consistent with past practice;

•

(A) selling, assigning, leasing, subleasing, licensing, selling and leasing back, mortgaging, pledging or otherwise encumbering or disposing of any material assets or properties or (B) entering into, modifying, supplementing or amending any lease or sublease of real property;

•

directly or indirectly acquiring (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any person or (B) any material assets;

•

adopting a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of Penwest (other than the Merger Agreement);

•

implementing or adopting any material change in its accounting methods, principles or policies other than as may be required by applicable law or GAAP and as concurred with by Penwest’s independent auditors;

•

except to the minimum extent required in order to comply with applicable law: (A) amending any of the terms or conditions of employment for any of its directors or officers, (B) adopting, entering into, terminating or amending any benefit plan, benefit agreement, collective bargaining agreement or any other labor agreement, (C) increasing in any manner (including by way of effecting employee promotions) the compensation or benefits of, or paying any bonus to, any employee, (D) granting any awards under any benefit plan or removing or modifying existing restrictions in any benefit plan or benefit agreement on any awards made thereunder or (E) taking any action to accelerate the vesting or payment of any compensation or benefits under any contract, benefit plan or benefit agreement;

•

modifying or amending in any material respect or terminating or canceling or waiving, releasing or assigning any material rights or claims with respect to, any material contract or entering into any agreement or contract that would qualify as a material contract under the Merger Agreement;

•

paying, loaning or advancing any amount to, or selling, transferring or leasing any properties or assets to, or entering into any agreement with, any of its officers or directors or any of their associates or affiliates;

•	forming or commencing the operations of any corporation, partnership, joint venture, business association or other business organization or division thereof or entering into any new line of business;

•	making, changing, or revoking any material tax election or changing any method of tax accounting;

•	entering into any closing agreement, settling or compromising any material tax liability;

•	filing any material amended tax return, or surrendering any claim for a material refund of taxes;

•

paying, discharging, settling or satisfying (unless covered by insurance) any litigation which (i) requires payment to or by Penwest in excess of $100,000 in any single instance or in excess of $250,000 in the aggregate, (ii) involves injunctive or equitable relief or restrictions on the business activities of Penwest, (iii) would involve the issuance of stock rights or (iv) relates to the Merger, the Offer or the other transactions contemplated by the Merger Agreement;

•

paying, discharging, settling or satisfying any liabilities or obligations (other than litigation), other than in the ordinary course of business consistent with past practice or in accordance with their terms or as reflected or reserved against in, or contemplated by, Penwest’s most recent consolidated financial statements, or the notes thereto, filed with the Commission;

•	canceling any material indebtedness or waiving any claims or rights of substantial value;

•	making or agreeing to make any new capital expenditure or expenditures that exceed $100,000 individually or $150,000 in the aggregate;

•	failing to take any action necessary or advisable to protect or maintain intellectual property that is material to Penwest;

•

except as consistent with the ordinary conduct of its business consistent with past practice, granting or acquiring, or disposing of or permitting to lapse any rights to any intellectual property that is material to Penwest;

•	compromising, settling or agreeing to settle any action, or instituting any action, concerning any intellectual property that is material to the conduct of Penwest’s business;

•

taking any action that would reasonably be expected to impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, or significantly increase the risk of any governmental entity entering an order prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement or otherwise would reasonably be expected to materially delay or impair the consummation of the transactions contemplated by the Merger Agreement; or

•	agreeing to take, making any commitment to take, or adopting any resolutions of the Penwest board of directors in support of, any of the foregoing actions.

Reasonable Best Efforts. The Merger Agreement provides that each party will make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act (such report form, the “Report Form”) with respect to the transactions contemplated by the Merger Agreement and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other governmental entities under foreign competition laws relating to the transactions.

The parties to the Merger Agreement agree to act in good faith and reasonably cooperate with the other parties in connection with any investigation of any governmental entity with respect to competition laws, including using reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. Each party will give the other parties reasonable prior notice of any communication with, and any proposed understanding or agreement with, any governmental entity regarding any filings, forms, declarations, notifications, registrations or notices and permit the other parties to review and discuss in advance, and consider in good faith the views of the others in connection with, any proposed communication, understanding or agreement with any governmental entity with respect to the transactions contemplated by the Merger Agreement. None of the parties will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings or inquiry with respect to competition laws without giving the other parties prior notice of the meeting and, unless prohibited by such governmental entity, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any competition law. Without limiting the foregoing, Penwest and Endo will each use its reasonable best efforts: (i) to avoid the entry of any judgment that would restrain, prevent or delay the Merger Closing; (ii) to eliminate every impediment under any competition law that may be asserted by any governmental entity so as to enable the Merger Closing to occur as soon as reasonably possible (and in any event no later than October 19, 2010); and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

The parties agree to use reasonable best efforts to take and to do, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental entities and the making of all other necessary registrations and filings (including filings with governmental entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) the preparation of the Proxy Statement and any other documents that may be required to be filed with the Commission, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement, and (v) the providing of all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries’ and affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any regulatory matters.

Notwithstanding the foregoing obligations, neither Penwest nor Endo will be required in order to resolve any objections asserted under competition laws by any governmental entity with respect to any of the transactions contemplated by the Merger Agreement to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction.

No Solicitation. Neither Penwest nor any of its representatives will, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal (as defined below), (ii) enter into any agreement with respect to any Company Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person or entity any information with respect to or otherwise take any action for the purpose of knowingly encouraging or facilitating, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Penwest will, and will cause its representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person or entity conducted with respect to any proposal that constitutes, or would reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished pursuant thereto. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Penwest board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably expected to lead to, a Superior Proposal (as defined below), and which Company Takeover Proposal did not otherwise result from a breach of the no solicitation provisions of the Merger Agreement, Penwest may, if a majority of the Penwest board determines (after consultation with outside counsel) that the failure to take such actions would be inconsistent with its fiduciary duties to Penwest’s shareholders under applicable law, and subject to compliance with certain specified solicitation provisions in the Merger Agreement and after giving Endo written notice of such determination, (x) furnish information with respect to Penwest to the person or entity making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement (which agreement will include a customary “standstill” or similar covenant) and containing provisions allowing necessary disclosures to Endo pursuant to the no solicitation provisions of the Merger Agreement; provided that (1) all such information has previously been provided to Endo or is provided to Endo prior to the time it is provided to such person or entity and (2) such customary confidentiality agreement expressly provides the right for Penwest to comply with the terms of the Merger Agreement, and (y) participate in discussions or negotiations with the person or entity making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal.

The term “Company Takeover Proposal” means any inquiry, proposal or offer (in writing or otherwise) from any person (other than Endo or Purchaser) contemplating, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase by such person, in one transaction or a series of transactions, of assets that generate 20% or more of the revenues or constitute 20% or more of the assets of Penwest, or 20% or more of any class of equity securities of Penwest, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Penwest, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Penwest pursuant to which any person or the shareholders of any person would own 20% or more of any class of equity securities of Penwest or of any resulting parent company of Penwest, other than any of the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, the term “Superior Proposal” means a bona fide written proposal that did not arise from a material breach of the no solicitation provisions of the Merger Agreement or offer constituting a Company Takeover Proposal (provided, that for purposes of this definition references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”) which a majority of the Penwest board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of Penwest from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and the Merger Agreement (including any changes to the terms of the Offer and the Merger Agreement proposed by Endo in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Neither the Penwest board nor any committee thereof will, (i) (A) withdraw (or qualify or modify in a manner adverse to Endo or Purchaser), or publicly propose to withdraw (or qualify or modify in a manner adverse to Endo or Purchaser), the adoption, approval, recommendation or declaration of advisability by the Penwest board or any such committee thereof of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, or allow Penwest to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to any Company Takeover Proposal (other than a confidentiality agreement referred to above). Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Penwest board may make a Company Adverse Recommendation Change if (x) Penwest has received a Company Takeover Proposal that constitutes a Superior Proposal or (y) a development or a change in circumstances occurs or arises after the date of the Merger Agreement that was not yet known by the Penwest board as of the date of the Merger Agreement and, in the case of either the foregoing clauses (x) or (y), a majority of the Penwest board determines (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of Penwest under applicable law; provided, however, that no such Company Adverse Recommendation Change may be made until after the third Business Day following Endo’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from Penwest advising Endo that the Penwest board intends to take such action and specifying the reasons therefor, including the terms and conditions of the Superior Proposal, if any, that is the basis of the proposed action by the Penwest board (it being understood and agreed that (1) any amendment to any material term of the Superior Proposal, if any, resulting in the Company Notice of Adverse Recommendation or (2) with respect to any previous Company Adverse Recommendation Change, any material change in the principal stated rationale by the Penwest board for such previous Company Adverse Recommendation Change, shall, in the case of either of the foregoing clauses (1) or (2), require a new Company Notice of Adverse Recommendation and a new three business day notice period). The Penwest board shall take into account any changes to the terms of the Merger Agreement proposed by Endo in response to a Company Notice of Adverse Recommendation. Notwithstanding the foregoing, if fewer than three business days remain before the then scheduled Expiration Date, Penwest board shall give Endo no less then 24 hours notice before effecting a Company Adverse Recommendation Change.

Penwest will promptly advise Endo in writing no later than 24 hours after it receives any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal and the material terms and conditions of any such Company Takeover Proposal or inquiry and will (i) keep Endo reasonably and promptly informed of the status of and material change to any material term of any such Company Takeover Proposal or inquiry and (ii) provide to Endo promptly after receipt or delivery thereof copies of all correspondence sent to or received by Penwest and all information provided by Penwest to any person pursuant to such Company Takeover Proposal or inquiry. In addition, during the period from the date of the Merger Agreement through the Offer Closing, Penwest will not terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party.

Shareholder Litigation. Prior to the termination of the Merger Agreement, Penwest will give Endo the opportunity to participate (at Endo’s expense) in the defense or settlement of any shareholder litigation against Penwest and its directors relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that no such settlement will be agreed to without Endo’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed.

Employee Matters. The Merger Agreement provides that, for a period of one year following the Offer Closing, Endo will, or it will cause the Surviving Corporation to either provide employees, during their employment, with (i) compensation (excluding equity based compensation) that has a value not materially less, in the aggregate, than the compensation provided by Penwest as of the date of the Merger Agreement or (ii) compensation (excluding equity based compensation) that has a value not materially less, in the aggregate, than the compensation provided to similarly situated employees of Endo and its subsidiaries from time to time. In addition, for a period of one year following the Offer Closing, Endo shall or shall cause the Surviving Corporation to provide employees, during their employment, with benefits that, taken as a whole, have a value not materially less, in the aggregate, than the benefits provided to similarly situated employees of Endo and its subsidiaries from time to time.

For a period of one following the Offer Closing, Endo shall or shall cause the Surviving Corporation to provide employees whose employment is terminated by Endo or the Surviving Corporation with severance benefits in accordance with the employee’s individual compensatory agreement, if any, or, in the absence of any such agreement, in accordance with Penwest’s severance policy in effect on the date of the Merger Agreement. There is no requirement to continue any specific plans (except with respect to existing individual compensatory agreements) or to continue the employment of any specific person.

For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Endo or the Surviving Corporation, but not for purposes of benefit accrual under any defined benefit pension plan of Endo or any of its subsidiaries, employees will receive service credit for service with Penwest (and with any predecessor or acquired entities or any other entities for which Penwest granted service credit) as if such service had been completed with Endo; provided, however, that service need not be recognized to the extent that recognition would result in any duplication of benefits for the same period of service.

Director and Officer Indemnification and Insurance. For not less than six years from and after the Effective Time, Endo agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of Penwest to the same extent such persons are indemnified as of the date of the Merger Agreement by Penwest for losses arising our of or pertaining to acts or omissions occurring at or prior to the Effective Time. Endo will cause the Surviving Corporation to maintain, for not less than six years from and after the Effective Time, at no expense to the beneficiaries, the current policies of the directors’ and officers’ liability insurance maintained by Penwest with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement); provided, however, that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 250% of the last annual premium paid prior to the Effective Time. In lieu of the foregoing insurance coverage, Endo may after the Offer Closing instruct Penwest to purchase prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Endo providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Penwest with respect to matters existing or occurring at or prior to the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement.

Sixth Amendment to the Amended and Restated Strategic Alliance Agreement. Concurrent with the execution of the Merger Agreement, Endo and Penwest entered into the Sixth Amendment (the “Sixth Amendment”) to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002 (the “Alliance Agreement”), which will be effective immediately following the Offer Closing. Pursuant to the terms of the Sixth Amendment, from and after the Offer Closing, Endo will have sole discretion with respect to all decisions and actions pertaining to the products that are the subject of the Alliance Agreement. Endo will continue to pay all royalties or other payments as specified in the Alliance Agreement. The foregoing description of the Sixth Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Sixth Amendment, a copy of which is filed as Exhibit 10.18.5 to the Current Report on Form 8-K filed by Endo with the Commission on August 12, 2010.

Conditions to Consummation of the Merger

Pursuant to the Merger Agreement, the respective obligations of Penwest, Endo and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	The approval of Penwest’s shareholders will have been obtained in accordance with Penwest’s Articles of Incorporation and Bylaws and the WBCA;

•

No applicable law and no charge, temporary restraining order or other order (whether preliminary or otherwise), judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative, will be in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•

There will not then be pending or threatened any suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding by any governmental entity which challenges or seeks to enjoin the Merger or the other transactions contemplated by the Merger Agreement; and

•	The Offer Closing shall have occurred.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by mutual written consent of Endo and Penwest;

(b)	by either Endo or Penwest, upon written notice to the other:

(i)	if the Offer Closing will not have occurred by October 19, 2010 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this subparagraph will not be available to any party whose failure to fulfill any covenant or agreement contained in the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date;

(ii)	if any order having the effect of prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement is in effect and has become final and nonappealable; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose failure to fulfill any covenant or agreement contained in the Merger Agreement has been the principal cause of, or resulted in, such order;

(c)	by Endo, upon written notice to Penwest:

(i)

prior to the Offer Closing, if Penwest will have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clauses (iv) or (v) of “Conditions of the Offer” and (B) has not been waived by Endo and is incapable of being cured, or is not cured, by Penwest within 20 calendar days following receipt of written notice of such breach or failure to perform from Endo; provided that Endo will not have the right to terminate the Merger Agreement pursuant to this subparagraph if Endo or Purchaser shall then be in material breach of the Merger Agreement such that Penwest would then have the right to terminate the Merger Agreement pursuant to subparagraph (d)(i) below;

(ii)	at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change;

(iii)	prior to the Offer Closing, if Penwest will have materially breached any of the no solicitation provisions of the Merger Agreement;

(iv)	if the Penwest board fails to reaffirm publicly its recommendation to Penwest’s shareholders to tender their Shares in the Offer and to vote in favor of the Merger within three days of Endo’s written request for such reaffirmation (or if the Outside Date is less than three days from the receipt of such request from Endo, by the close of business on the penultimate business day preceding the Outside Date); or

(v)	at any time prior to the Offer Closing, if on any then scheduled expiration date of the Offer, Endo is not required to extend the Offer pursuant to the Merger Agreement and any of the Offer Conditions shall not have been satisfied.

(d)	by Penwest, upon written notice to Endo:

(i)	prior to the Offer Closing if (A) Endo or Purchaser will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in the representations and warranties of Endo and Purchaser contained in the Merger Agreement and in any certificate or other writing delivered by Endo or Purchaser pursuant thereto that are qualified by materiality not being true and correct in all respects both as of the date of the Merger Agreement and as of the date of the Offer Closing (such date, the “Offer Closing Date”) as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) or (2) the representations and warranties of Endo and Purchaser in the Merger Agreement and in any certificate or other writing delivered by Endo or Purchaser pursuant thereto that are not so qualified not being true and correct in all material respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all material respects on and as of such earlier date); or (B) Endo and Purchaser shall not have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date, and in the case of either (A) or (B) above, such breach or failure to perform is incapable of being cured, or is not cured, by Endo within 20 calendar days following receipt of written notice of such breach or failure to perform from Penwest; provided that Penwest shall not have the right to terminate the Merger Agreement pursuant to this subparagraph if Penwest shall then be in material breach of the Merger Agreement such that Endo would then have the right to terminate the Merger Agreement pursuant to subparagraph (c)(i) above;

(ii)	at any time prior to Offer Closing if Penwest enters into a binding agreement with respect to a Superior Proposal; provided, that no termination of the Merger Agreement pursuant to this subparagraph will be effective unless Penwest will have complied in all material respects with the no solicitation provisions and Penwest will have paid the Company Termination Fee (described below) and otherwise complied with its obligations under the Merger Agreement;

(iii)	if (A) Purchaser fails to commence the Offer in violation of the Merger Agreement and such breach is not cured within five calendar days following receipt of written notice of such breach from Penwest, (B) the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto or (C) Purchaser, in violation of the terms of the Merger Agreement, fails to accept for payment and to purchase validly tendered Shares pursuant to the Offer; provided, that the right to terminate the Merger Agreement pursuant to clause (B) of this subparagraph will not be available if Penwest’s failure to fulfill any covenant or agreement contained in the Merger Agreement has been the cause of, or resulted in, the Offer having expired or terminated with Purchaser not having purchased any Shares pursuant thereto; or

(iv)	if following any scheduled Expiration Date, any of the condition set forth in “Conditions of the Offer” shall not have been satisfied and Endo has neither waived such condition nor extended the Offer, then Penwest may terminate the Merger Agreement on the business day following such scheduled Expiration Date.

Effect of Termination. Except as provided below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or the other transactions contemplated by the Merger Agreement are consummated.

In the event that: (x) (A) prior to the Offer Closing, a Company Takeover Proposal will have been publicly announced or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) the Merger Agreement is terminated by Endo pursuant to Penwest’s breach or failure to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Merger Agreement is terminated by Endo or Penwest because the Offer Closing does not occur by the Outside Date and (C) within 12 months after such termination, Penwest enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) the Merger Agreement is terminated by Endo (A) at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change, (B) prior to the Offer Closing if Penwest will have materially breached any of the no solicitation provisions or (C) if the Penwest board will have failed to reaffirm publicly its recommendation to Penwest’s shareholders to tender their Shares in the Offer and to vote in favor of the Merger within three days of Endo’s written request for such reaffirmation; or (z) the Merger Agreement is terminated at any time prior to the Offer Closing by Penwest upon entering into a binding agreement with respect to a Superior Proposal, then Penwest shall pay Endo a fee equal to $5,000,000 (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of the Merger Agreement (except that in the case of termination pursuant to clause (x) above, Penwest will pay Endo the Company Termination Fee on the business day following the date of execution of such definitive agreement or, if earlier, consummation of such transaction. For purposes of the fees payable pursuant to this paragraph, “Company Takeover Proposal” has the meaning described above, except that all references to “20%” therein shall be deemed to be references to “50%” and Penwest shall be entitled to credit against payment of the Company Termination Fee in respect of any expense reimbursement previously paid pursuant to the following paragraph.

In the event the Merger Agreement is terminated by Endo pursuant to Penwest’s breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, Penwest shall pay Endo or its designees by wire transfer, as promptly as practicable (but in any event within two business days) following the delivery by Endo of an invoice therefor, up to $2,000,000 as reimbursement for reasonable out-of-pocket fees and expenses incurred by Endo or Purchaser in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement (including, but not limited to, such fees and expenses of Endo and Purchaser’s counsel, accountants, financial advisors and financing sources, but excluding any discretionary fees paid to such financial advisors). If Penwest fails promptly to pay the amount due pursuant to this section, and, to obtain such payment, Endo commences a suit which results in a final, non-appealable judgment against Penwest for the amount due pursuant to this section, Penwest will pay to Endo its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

In the event that Endo shall receive full payment of the Company Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the recipient of such fee or any of its affiliates in connection with the Merger Agreement (and the termination hereof), the Offer, the other transaction contemplated by the Merger Agreement or any matter forming the basis for such termination, and neither the recipient of such fee nor any of its affiliates shall be entitled to bring or maintain any other claim, action or proceeding arising out of the Merger Agreement, the Offer, the other transaction contemplated by the Merger Agreement or any matter forming the basis for such termination. In no event shall more than one full Company Termination Fee be payable by Penwest pursuant to the Merger Agreement.

Amendment

Subject to provisions of the Merger Agreement requiring, after the Offer Closing, a majority vote by the non-Endo designated directors of Penwest in order to authorize any amendment of the Merger Agreement by Penwest, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders Penwest; provided, however, that after any approval of the transactions contemplated by the Merger Agreement by the shareholders of Penwest, there may not be, without further approval of the shareholders of Penwest, any amendment of the Merger Agreement that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the holders of Shares, or which by applicable law otherwise expressly requires the further approval of such shareholders. No amendment will be made to the Merger Agreement after the Effective Time. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waiver

Subject to provisions requiring, after the Offer Closing, a majority vote by the non-Endo designated directors of Penwest in order to authorize any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Penwest, at any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party thereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Shareholder Tender Agreements

On August 9, 2010, certain shareholders of Penwest entered into Shareholder Tender Agreements with Purchaser and Endo, pursuant to which, among other things, each such shareholder agreed to irrevocably tender (and deliver any certificates evidencing) Shares, or cause its Shares to be irrevocably tendered, into the Offer promptly following, and in any event no later than the fifth business day following such shareholders’ receipt of this Offer to Purchase and the Letter of Transmittal. Such shareholders are: Tang Capital Partners L.P. and Perceptive Life Sciences Master Fund Ltd., whose principals Kevin C. Tang and Joseph Edelman, respectively, are members of Penwest’s board of directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, President and Chief Executive officer of Penwest. The Shareholder Tender Agreement among Perceptive Life Sciences Master Fund Ltd., Endo and Purchaser was amended on August 20, 2010 to correct certain inadvertent factual mistakes. An aggregate of 13,456,004 Shares (which includes Shares underlying options and warrants), or approximately 36.2% of the fully diluted Shares (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price), are subject to the Shareholder Tender Agreements. The foregoing summary is qualified in its entirety by reference to the complete text of the Form of Shareholder Tender Agreement, which is filed as Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Commission on August 11, 2010 and is incorporated herein by reference.

Confidentiality Agreement

On July 30, 2010, Penwest and Endo entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Endo and Penwest agreed, among other things, to keep such Confidential Information confidential and to use it only in connection with evaluating a business relationship between Penwest and Endo. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Endo, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, Penwest has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of Penwest to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). Under the terms of the Merger Agreement, Penwest has agreed to take such actions necessary to cause Endo’s designees to the Penwest board of directors to be “Continuing Directors” under the Penwest Articles of Incorporation. As a result of its ownership of such Shares and right to designate nominees for election to the Penwest board of directors (assuming no waiver of the Minimum Tender Condition, which would require consent by Penwest), Endo indirectly will be able to control decisions of the Penwest board of directors and the decisions of Purchaser as a shareholder of Penwest. This concentration of control in one shareholder may adversely affect the market value of the Shares.

If Endo controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, shareholders of Penwest, other than those affiliated with Endo, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

12. Source and Amount of Funds

The Offer is not conditioned upon Endo’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Endo and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options, warrants and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $168.3 million, which is comprised of approximately $159.7 million in cash consideration in respect of the Shares and up to approximately $8.6 million in respect of the outstanding and unexercised options and outstanding warrants to acquire Shares. Endo has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and will cause or arrange for Purchaser to have, sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (d) Endo and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger on the payment date applicable thereto.

13. Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser will not be required to, and Endo will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

i)	there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of Shares which represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of only those derivative securities which both (A) if applicable, have a per share exercise or “strike” price that is less than the Offer Price and (B) are then vested or exercisable or would become vested or exercisable at any time within 60 days after the Expiration Date assuming that the holder of any such security satisfies the vesting or exercise conditions applicable thereto during such time period) on the Expiration Date (the “Minimum Tender Condition”);

ii)	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable competition law enacted by a material foreign jurisdiction having expired or been terminated;

iii)	there being no applicable law and no temporary restraining order, preliminary injunction, permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction then in effect which (A) has the effect of making illegal or otherwise prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement, (B) imposes any material limitations on Endo’s (1) ownership of Penwest, or (2) operation of all or a material portion of the businesses or assets of Penwest, on the one hand, or (to the extent directly related to the transactions contemplated by the Merger Agreement) of Endo, on the other hand, or (C) compels Penwest, on the one hand, or (to the extent directly related to the transactions contemplated by the Merger Agreement) Endo and its subsidiaries, taken as a whole, on the other hand, to dispose of or hold separate any material portion of their respective businesses or assets;

iv)	(A) certain representations and warranties of Penwest relating to the capitalization of Penwest shall be true and correct in all material respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), and (B) the representations and warranties of Penwest contained in the Merger Agreement and in the certificate delivered by Penwest pursuant to subparagraph (vi) below (other than those referred to in clause (A)) (disregarding for purposes of this subparagraph (iv), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect;

v)	Penwest shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Offer Closing Date;

vi)	Penwest shall have delivered to Endo a certificate, signed by the chief executive officer of Penwest, to the effect that each of the conditions specified in subparagraphs (iv) and (v) above is satisfied;

vii)	there shall not then be pending any claim, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (A), (B) or (C) of subparagraph (iii) above;

viii)	since the date of the Merger Agreement, there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

ix)	Penwest and Endo shall not have reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to, and not a limitation of, the rights of Endo and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Endo and Purchaser, may be asserted by Endo or Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by Endo or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission. The failure by Endo or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that, subject to certain exceptions, Penwest will not, between the date of the Merger Agreement and the Effective Time, directly or indirectly, or propose to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements—The Merger Agreement—Covenants.”

15. Certain Legal Matters

Certain Litigation. On August 11, 2010, Steve Jackson, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Superior Court of Washington in and for King County, Case No. 10-2-29162-8-SEA (the “Jackson Action”). The Jackson Action names as defendants Penwest, the members of Penwest’s Board of Directors, Tang Capital Partners L.P. (“Tang Capital”), Perceptive Life Sciences Master Fund Ltd. (“Perceptive”) and Endo. The Jackson Action alleges that Penwest’s directors breached their fiduciary duties to Penwest’s stockholders by, among others things, entering into the Merger Agreement via an unfair sales process and at an unfair price, failing to disclose all material information concerning the sale of Penwest to Endo, failing to take steps to maximize the value of Penwest to its public shareholders, failing to properly value Penwest, ignoring or not protecting against purported conflicts of interest, and agreeing to implement deal protection devices that were designed to and are favoring Endo. The Jackson Action also alleges that Penwest, Endo, Tang Capital and Perceptive aided and abetted the purported breaches of fiduciary duties. The Jackson Action seeks, among other relief, (i) class action status, (ii) an order declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is, therefore, unlawful and unenforceable, (iii) an order enjoining the defendants from consummating the sale of Penwest to Endo, (iv) an order rescinding, to the extent already implemented, the sale of Penwest to Endo, and (v) an award to plaintiff of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. Penwest and its directors intend to vigorously defend the Jackson Action.

A copy of the petition in the Jackson Action is attached hereto as Exhibit (a)(5)(C) and is hereby incorporated herein by reference. The foregoing description of the Jackson Action is qualified in its entirety by reference to Exhibit (a)(5)(C) hereto.

In addition, on August 12, 2010, Steve Welsch, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Supreme Court of the State of New York, County of Putnam, Index No. 2509/2010 (the “Welsch Action”). The Welsch Action names as defendants Penwest, the members of Penwest’s Board of Directors, Endo and Purchaser. The Welsch Action alleges that Penwest’s directors breached their fiduciary duties to Penwest’s shareholders by, among other things, failing to take steps to maximize the value of Penwest to its public shareholders, failing to properly value Penwest and its various assets and operations, and ignoring or not protecting against numerous conflicts of interest. The Welsch Action also alleges that Penwest, Endo and Purchaser aided and abetted the purported breaches of fiduciary duties. The Welsch Action seeks, among other relief, (i) class action status, (ii) an order declaring that the Merger Agreement was entered into in breach of defendant’s fiduciary duties and is, therefore, unlawful and unenforceable, (iii) an order enjoining the defendants from consummating the proposed sale of Penwest to Endo, (iv) an order directing the defendants to exercise their fiduciary duties to commence a sale process that is reasonable designed to secure the best possible consideration for Penwest and obtain a transaction that is in the best interests of Penwest’s shareholders, (v) an order rescinding, to the extent already implemented, the Merger Agreement, (vi) an order imposing a constructive trust in favor of plaintiff and members of the purported class, (vii) an award to plaintiff of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. Penwest and its directors intend to vigorously defend the Welsch Action.

A copy of the petition in the Welsch Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description of the Welsch Action is qualified in its entirety by reference to Exhibit (a)(5)(D) hereto.

In addition, on August 18, 2010, Robert Steinmetz, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the Supreme Court of the State of New York, County of Putnam, Index No. 2561/2010 (the “Steinmetz Action”). The Steinmetz Action names as defendants Penwest, the members of Penwest’s Board of Directors, Endo and Purchaser. The Steinmetz Action alleges that Penwest’s directors breached their fiduciary duties to Penwest’s shareholders by, among other things, failing to engage in an honest and fair sale process. The Steinmetz Action also alleges that Penwest and Endo aided and abetted the purported breaches of fiduciary duties. The Steinmetz Action seeks, among other relief, (i) class action status, (ii) an order enjoining, preliminarily and permanently, the acquisition of Penwest by Endo, (iii) in the event that the transaction is consummated, an order rescinding the transaction or awarding rescissionary damages, (iv) an order directing that defendants account for all damages caused by them and account for all profits and any special benefits obtained; (v) an award to plaintiff of the costs of the action, including a reasonable allowance for the fees and expenses of attorneys and experts. Penwest and its directors intend to vigorously defend the Steinmetz Action.

A copy of the petition in the Steinmetz Action is attached hereto as Exhibit (a)(5)(E) and is hereby incorporated herein by reference. The foregoing description of the Steinmetz Action is qualified in its entirety by reference to Exhibit (a)(5)(E) hereto.

General. Except as otherwise set forth in this Offer to Purchase, based on Endo’s and Purchaser’s review of publicly available filings by Penwest with the Commission and other information regarding Penwest, Endo and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Penwest and that might be adversely affected by the acquisition of Shares by Purchaser or Endo pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Endo pursuant to the Offer. In addition, except as set forth below, Endo and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Endo’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Endo and Purchaser currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Penwest’s or Endo’s business or that certain parts of Penwest’s or Endo’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Endo by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Endo filed its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 17, 2010 and the required waiting period will expire at 11:59 pm, New York Time on September 1, 2010, unless earlier terminated by the FTC and the Antitrust Division or Endo receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Endo’s substantial compliance with that request. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Endo’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Penwest is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Penwest’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Endo’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Endo, Penwest or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Endo and Penwest also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Endo and Penwest are engaged, Endo and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Penwest is engaged, however, Endo and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Endo and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Shareholder Approval. Penwest has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Penwest and the consummation by Penwest of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Penwest, and no other corporate proceedings on the part of Penwest are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger

Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable law, and the filing and recordation of the Articles of Merger and other documents as required by the WBCA). According to Penwest’s bylaws, the Shares are the only issued securities of Penwest that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of Penwest. Purchaser and Penwest have agreed pursuant to the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the closing of the Offer. Purchaser and Endo have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

State Takeover Laws. A number of states (including Washington, where Penwest is incorporated) have adopted takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of, or engage in other significant transactions with, corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

In general, Chapter 23B.19 of the WBCA prohibits an “acquiring person” (which includes a person or group of persons who beneficially owns 10% or more of the outstanding voting shares of a target corporation such as Penwest) from engaging in a “significant business transaction” (defined to include a variety of sale transactions, including mergers) with the target corporation for a period of five years following the time at which the person became an acquiring person. In addition, Chapter 23B.19 of the WBCA provides that certain types of significant business transactions with an acquiring person (including a merger) must meet specified fair price requirements. However, the five-year moratorium and the fair price requirements do not apply, among other exceptions, if before the time that such person became an acquiring person, the significant business transaction is approved by a majority of the board of directors of the target corporation. The foregoing description of Chapter 23B.19 of the WBCA does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter 23B.19 of the WBCA.

Penwest has represented to us in the Merger Agreement that the board of directors of Penwest has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of Penwest, (ii) adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that Penwest enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that the Penwest shareholders accept the Offer and approve the Merger and the Plan of Merger and (iv) taken all actions so that the restrictions contained in the Penwest Articles of Incorporation and Chapter 23B.19 of the WBCA will not apply to the execution, delivery or performance of the Merger Agreement or the Shareholder Tender Agreements (described above), or to the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Continuing Directors of Penwest (as such term is defined in the Penwest Articles of Incorporation), voting separately as a subclass of the board of directors of Penwest, have unanimously adopted and approved the Merger Agreement and the Merger. If any other takeover statute becomes applicable to any of the transactions, Penwest and its board of directors shall grant such approvals and take such actions as are necessary so that any such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Dissenters’ Rights. No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has not voted in favor of the Merger, and who otherwise complies with the applicable statutory procedures under Chapter 23B.13 of the WBCA (including delivery of written notice to Penwest prior to a shareholder vote to approve the Merger that the shareholder intends to demand payment for the shareholder’s shares if the Merger is consummated), will be entitled to demand payment of the fair value of the holder’s Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of the fair value of the shareholder’s Shares, plus accrued interest.

Any such determination of the fair value of the Shares in accordance with Chapter 23B.13 of the WBCA could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Penwest may argue that, for purposes of such a determination, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Washington law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Washington law, which will be set forth in their entirety in the proxy statement or information statement for the Merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Washington law and is qualified in its entirety by reference to Washington law, including without limitation, Chapter 23B.13 of the WBCA, which is attached as Exhibit (a)(5)(B) to the Schedule TO.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Endo nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

We have retained Lazard Frères & Co. LLC (“Lazard”) to act as our financial advisor in connection with our proposal to acquire Penwest. We have also retained the Depositary and the Information Agent in connection with the Offer. Each of Lazard, the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Endo have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 9 under “Additional Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Penwest’s shareholders. Any solicitation which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Endo or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Endo, Purchaser, Penwest or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

West Acquisition Corp.

August 20, 2010

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF ENDO AND PURCHASER

ENDO

The following table sets forth information about Endo’s directors and executive officers as of August 20, 2010, each of whom is a citizen of the United States of America.

Name	Age	Position
John J. Delucca (1)(2)	67	Director
David P. Holveck	65	President, Chief Executive Officer, and a Director
Nancy J. Hutson, Ph.D. (2)(3)(4)	61	Director
Michael Hyatt (3)(4)	65	Director
Roger H. Kimmel (1)(3)(4)	63	Chairman of the Board of Directors
William P. Montague (1)(4)	63	Director
Joseph C. Scodari (2)(4)	57	Director
William F. Spengler (1)(2)	55	Director
Ivan P. Gergel, M.D.	50	Executive Vice President, Research & Development
Alan G. Levin	48	Executive Vice President, Chief Financial Officer
Caroline B. Manogue	42	Executive Vice President, Chief Legal Officer and Secretary
Julie H. McHugh	46	Chief Operating Officer
Edward J. Sweeney	40	Vice President, Controller and Principal Accounting Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committee
(4)	Member of Transactions Committee

John J. Delucca has served as an Endo Director since January 2006. Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., from 1999 to 2002. Mr. Delucca is currently a Non-Executive Director and chairs the Audit Committees of ITC Deltacom, Enzo Biochem, Inc. and The Elliot Company. He also serves as a Non-Executive Director and Deputy Chairman of the Audit Committee of British Energy PLC. Mr. Delucca is chairman of Endo Audit Committee and is a member of Endo’s Compensation Committee.

David P. Holveck was appointed President, Chief Executive Officer, and a Director of Endo in April 2008. Prior to joining Endo, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Nancy J. Hutson, Ph.D. was appointed a Director of Endo on March 30, 2009. She retired from Pfizer, Inc. in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer’s pharmaceutical R&D site, known as

Groton/New London Laboratories. Dr. Hutson’s career at Pfizer was marked by progressively demanding jobs, first in the research laboratories, then in strategic staff roles and as global leader of Exploratory Development. In her final role at Pfizer, Dr. Hutson led the Groton/New London Laboratory, which was the largest R&D site of any pharmaceutical company. She led 4,500 colleagues (primarily scientists) and managed a budget in excess of $1 billion. She currently is a director of Cubist Pharmaceuticals, Inc. and Inspire Pharmaceuticals, Inc. and serves on the board of Planned Parenthood of Connecticut. Dr. Hutson owns and operates Standing Stones Farm in Ledyard, CT which is dedicated to supporting the equestrian sport of dressage. Ms. Hutson is a member of Endo’s Compensation Committee, Nominating and Governance Committee and Transactions Committee.

Michael Hyatt has served as a Director since July 2000. Mr. Hyatt had been a Director of Algos Pharmaceutical Corporation since November 1996. Mr. Hyatt is currently a senior advisor to Irving Place Capital, a leading institutional private equity firm focused on making equity investments in middle-market companies. Until 2008, Mr. Hyatt was a Senior Managing Director of Bear Stearns & Co., Inc. Mr. Hyatt is chairman of Endo’s Transactions Committee and is a member of Endo’s Nominating and Governance Committee.

Roger H. Kimmel is Chairman of the Board of Endo. Mr. Kimmel became Chairman of the Board upon the retirement of founder Carol A. Ammon on May 30, 2007. Mr. Kimmel had been a Director of Algos Pharmaceutical Corporation since July 1996 and became a Director of Endo following its merger with Algos in July 2000. Mr. Kimmel has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Previously, Mr. Kimmel was a partner of the law firm Latham & Watkins for more than five years. Mr. Kimmel is also a director of Schiff Nutrition International, Inc. and PG&E Corporation. Mr. Kimmel is chairman of Endo’s Nominating & Governance Committee and is a member of Endo’s Audit Committee and Transactions Committee.

William P. Montague was elected a Director of Endo on February 25, 2009. Mr. Montague was Chief Executive Officer and Director of Mark IV Industries, Inc., until his retirement in July 2008. Mark IV Industries is a diversified global manufacturer of highly-engineered systems and components for the transportation, industrial and automotive markets. He joined Mark IV Industries in April 1972 as Treasurer and Controller, became Chief Financial Officer in 1986 and was named president in 1996. Mr. Montague is also a Director of Gibraltar Industries, Inc., a NASDAQ-listed company that is a leading manufacturer, processor and distributor of products for the building, industrial, and vehicular markets. Mr. Montague is a member of Endo’s Audit Committee and Transactions Committee.

Joseph C. Scodari was elected a Director of Endo on June 26, 2008. Mr. Scodari was Worldwide Chairman, Pharmaceuticals Group, of Johnson & Johnson, a diversified healthcare company, and a Member of Johnson & Johnson’s Executive Committee from March 1, 2005 until March 1, 2008. He joined Johnson & Johnson in 1999 as President of Centocor, Inc., a biotechnology company, when Johnson & Johnson acquired Centocor. At the time of that acquisition, he had been the President and Chief Operating Officer of Centocor and a member of Centocor’s Board of Directors since December 1997. In 2001, he was named Johnson & Johnson’s Company Group Chairman for the North American pharmaceutical business, and became a member of the Johnson & Johnson Pharmaceuticals Group Operating Committee. In 2003, Mr. Scodari was named Johnson & Johnson Company Group Chairman, Global Biopharmaceuticals. Mr. Scodari was recently appointed a Director of Covance Inc. Mr. Scodari is chairman of Endo’s Compensation Committee and a member of Endo’s Transactions Committee.

William F. Spengler was elected a Director of Endo on June 26, 2008. In July 2008, Mr. Spengler was appointed Executive Vice President and Chief Financial Officer of Smith & Wesson Holding Corporation, a global leader in safety, security, protection and sport. Until March 2008, he was Executive Vice President and Chief Financial Officer at MGI Pharmaceuticals Inc., an oncology- and acute care-focused biopharmaceutical company, where he had worked since 2005. Prior to joining MGI Pharma, Mr. Spengler was Executive Vice President and Chief Financial Officer at Guilford Pharmaceuticals Inc., a bioscience company, from July 2004 to

October 2005. From 2002 to 2004, Mr. Spengler served as President, Chief Operating Officer and Director of Osteoimplant Technology, Inc., an orthopedic products company, and from 2000 to 2002, he was Principal of North Charles Investment Company. Mr. Spengler is a member of Endo’s Audit Committee and Compensation Committee.

Ivan P. Gergel, M.D., was appointed Executive Vice President, Research & Development of Endo in April 2008. Prior to joining Endo, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Alan G. Levin was appointed Executive Vice President and Chief Financial Officer, on May 5, 2009. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. He received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Caroline B. Manogue has served as Executive Vice President, Chief Legal Officer and Secretary of Endo since 2004. Prior to joining Endo in 2000 as Endo’s Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Endo, she is responsible for all aspects of the company’s legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 14 years’ experience. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

Edward J. Sweeney, in his capacity as Endo’s Vice President, Controller, serves as Endo’s Principal Accounting Officer. Mr. Sweeney has been Vice President, Controller since June 2007 after having joined Endo in March 2004 as Director, Financial Reporting. Prior to joining Endo, Mr. Sweeney was a Senior Manager at Ernst & Young LLP, where he worked from September 1991 through March 2004. Mr. Sweeney is a licensed certified public accountant in the Commonwealth of Pennsylvania and holds a BS degree magna cum laude in Accounting from St. Joseph’s University.

Julie H. McHugh was appointed Chief Operating Officer of Endo in March 2010. Prior to joining Endo, Ms. McHugh was the CEO of Nora Therapeutics, Inc., a venture capital backed biotech start-up focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson’s Worldwide Virology Business Unit where she led a growing area of the corporation’s pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of a dynamic R&D portfolio including compounds for HIV, Hepatitis C, and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc. a J&J subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn’s disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science degree from Pennsylvania State University and her masters of business administration degree from St. Joseph’s University. She currently serves on the Board of Visitors for the Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation, and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard Chadds Ford, Pennsylvania 19317, telephone number: (610) 558-9800.

PURCHASER

The following table sets forth information about Purchaser’s directors and executive officers as of August 20, 2010, each of whom is a citizen of the United States of America.

Name	Age	Position
David P. Holveck	65	President and Chief Executive Officer and a Director
Ivan P. Gergel, M.D.	50	Executive Vice President, Research & Development
Alan G. Levin	48	Executive Vice President, Chief Financial Officer
Julie H. McHugh	46	Chief Operating Officer

David P. Holveck was appointed President, Chief Executive Officer, and a Director of Endo in April 2008. Prior to joining Endo, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Ivan P. Gergel, M.D., was appointed Executive Vice President, Research & Development of Endo in April 2008. Prior to joining Endo, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Alan G. Levin was appointed Executive Vice President and Chief Financial Officer, on May 5, 2009. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. He received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Julie H. McHugh was appointed Chief Operating Officer of Endo in March 2010. Prior to joining Endo, Ms. McHugh was the CEO of Nora Therapeutics, Inc., a venture capital backed biotech start-up focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson’s Worldwide Virology Business Unit where she led a growing area of the corporation’s pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of a dynamic R&D portfolio including compounds for HIV, Hepatitis C, and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc. a J&J subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn’s disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science degree from Pennsylvania State University and her masters of business administration degree from St. Joseph’s University. She currently serves on the Board of Visitors for the

Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation, and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard Chadds Ford, Pennsylvania 19317, telephone number: (610) 558-9800.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of Penwest or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com